As filed with the Securities and Exchange Commission on November 10, 1998

						    Registration No. 333-63563
==============================================================================

		    SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C. 20549

			    -------------------


			    Amendment No. 2 on

				 FORM S-2
			  REGISTRATION STATEMENT
				   UNDER
			THE SECURITIES ACT OF 1933

			    -------------------

			    INSILCO HOLDING CO.
	  (exact name of registrant as specified in its charter)

	    Delaware                                            06-1158291
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                               Identification
								 Number)
				   425 Metro Place North
					Fifth Floor
				    Dublin, Ohio 43017
				      (614) 792-0468

	(Address, including zip code, and telephone number, including area
		   code, of Registrant's principal executive offices)

				      Kenneth H. Koch
			    Vice President and General Counsel
				    Insilco Holding Co.
				   425 Metro Place North
					Fifth Floor
				    Dublin, Ohio 43017
				      (614) 792-0468

		(Name, address, including zip code, and telephone number,
			 including area code, of agent for service)

				  -------------------

				       Copies to:
				Richard D. Truesdell, Jr.
				    John W. Buttrick
				  Davis Polk & Wardwell
				  450 Lexington Avenue
				New York, New York 10017
				     (212) 450-4000

				  -------------------

Approximate date of commencement of proposed sale to public: From time to time following the effectiveness of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

==============================================================================

PROSPECTUS

Issued November 10, 1998

			    INSILCO HOLDING CO.

			       COMMON STOCK
		     WARRANTS TO PURCHASE COMMON STOCK
			PAY-IN-KIND PREFERRED STOCK
			      --------------

	       This Prospectus relates to (i) the resale of 138,000 warrants (the "Warrants") and 65,603 Class A Warrants (the "Class A Warrants") to purchase shares of Common Stock, par value $.001 per share (the "Common Stock") of Insilco Holding Co. (the "Company") by certain holders named herein or in an accompanying supplement to this Prospectus ("Warrantholders"), (ii) the issuance of up to 110,453 shares of Common Stock upon exercise of such Warrants or Class A Warrants to persons who have purchased Warrants or Class A Warrants under the immediately preceding clause (i) ("Exercising Warrantholders"), (iii) resales of 63,692 shares (the "Existing Shares") of Common Stock held by certain stockholders of the Company named herein or in an accompanying supplement to this Prospectus and up to 110,453 shares of Common Stock that may be received upon exercise of Warrants or Class A Warrants by persons other than Exercising Warrantholders and (iv) resales of 2,923,413 shares (represents 1,400,000 shares currently outstanding and 1,523,413 shares that may be issued in lieu of cash dividend payments prior to August 1, 2003) of Pay-in-kind 15% Senior Exchangeable Preferred Stock due 2010 (the "PIK Preferred Stock") held by certain funds (the "DLJMB Funds") affiliated with DLJ Merchant Banking Partners II, L.P. ("DLJMB"). All of the Warrants, Class A Warrants and such shares of Common Stock and PIK Preferred Stock (collectively, the "Offered Securities") are being sold by such persons or entities (other than Warrantholders or Exercising Warrantholders, collectively referred to as the "Selling Stockholders") and the Company will not receive any of proceeds received therefrom, other than upon the exercise of Warrants or Class A Warrants by Exercising Warrantholders. The Warrants, the Class A Warrants and the shares of PIK Preferred Stock were issued and shares issued upon the exercise of Warrants or Class A Warrants by persons other than Exercising Warrantholders have been or will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Offered Securities are being registered by the Company pursuant to registration rights granted in connection with the private placement of the Warrants, the Class A Warrants and PIK Preferred Stock and the issuance of the Existing Shares in connection with the Mergers described herein.

	       The Offered Securities may be offered by the Warrantholders and Selling Stockholders from time to time in transactions in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Warrantholders and Selling Stockholders may effect such transactions by selling the Offered Securities to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Warrantholders and Selling Stockholders or the purchasers of the Offered Securities for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might
be in excess of  customary commissions).   If required, the names of any such
broker-dealers and the applicable compensation, if any, will be set forth in an accompanying supplement to this Prospectus. See "Plan of Distribution."

	       The Company has agreed to bear certain expenses in connection with the registration and sale of the Offered Securities being offered by the Warrantholders and Selling Stockholders.


	       The Common Stock of the Company is traded in the over-the-counter market under the symbol "INSL." On November 6, 1998, the last sale price for the Common Stock in the over-the-counter market was $22.00 per share.


			      --------------

	       The Warrantholders and Selling Stockholders and any broker-dealers or agents that participate with the Warrantholders and Selling Stockholders in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Offered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

			      --------------


	       See "Risk Factors" beginning on page 8 hereof for certain information that should be considered by prospective investors.


	       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	       NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration statement or qualification under the securities laws of any such state.


			      --------------

			     TABLE OF CONTENTS


									 Page
Prospectus Summary.........................................................3
Risk Factors...............................................................8
Use of Proceeds...........................................................14
Management................................................................14
Security Ownership of Certain Beneficial Owners and Management............15
Warrantholders and Selling Stockholders...................................17
Description of Warrants...................................................21
Description of Capital Stock..............................................26
Plan of Distribution......................................................29
Legal Matters.............................................................29
Experts...................................................................29
Available Information.....................................................29
Pro Forma Financial Information..........................................P-1


			      --------------

		    INCORPORATION OF CERTAIN DOCUMENTS
			       BY REFERENCE


	       The following documents or portions of documents filed by Insilco Corporation ("Insilco"), the Company's predecessor pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended and restated on Form 10-K/A-2 dated July 8, 1998 (the "Form 10-K"); (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended and restated on Form 10-Q/A dated July 8, 1998 and (c) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. In addition, the following documents filed by the Company with the Commission are incorporated herein by reference:
Current Reports on Forms 8-K dated August 28, 1998, October 10, 1998 and October 30, 1998.


	       This Prospectus is accompanied by a copy of Insilco's Form 10-K. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	       The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to the Corporate Secretary, at the Company's executive offices located at 425 Metro Place North, Dublin, Ohio 43017.

			    PROSPECTUS SUMMARY

	       The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Prospectus. As used herein, the "Company" refers to Insilco Holding Co., its predecessors and subsidiaries. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

				THE COMPANY

Overview

	       The Company is a diversified producer of automotive, telecommunications and electronics components, and is a leading specialty publisher of student yearbooks. The Company has three reporting segments: (i) the Automotive Components Group, which manufactures transmission components and assemblies and heat exchangers (such as radiators and air conditioning condensers) and heat exchanger tubing; (ii) the Technologies Group, which manufactures high performance data-grade connectors for the telecommunications and networking markets, cable and wire assemblies primarily for the telecommunications market, and precision metal stampings and power transformers primarily for the electronics market; and (iii) Specialty Publishing, a specialty publisher focusing primarily on the student yearbook market. The Company's portfolio of businesses serves several market segments, which the Company believes tends to dampen cyclicality and diversify business risk. The Company's broad base of more than 17,000 customers includes automotive and non-automotive original equipment manufacturers ("OEMs"), telecommunications, networking and electronics companies and school yearbook departments nationwide.

	       The Automotive Components Group consists of three operating units--Thermal Components, Steel Parts and Romac--and a joint venture, Thermalex. Thermal Components produces aluminum- and copper-based heat exchanger tubing for automotive OEMs and Tier 1 suppliers, and also manufactures radiators, air conditioning condensers and other heat exchangers for automotive and industrial applications. Steel Parts is the leading supplier of automatic transmission clutch plates to Ford and produces other stamped components for OEMs and Tier 1 suppliers. Romac produces stainless steel tubing for marine, architectural, industrial and automotive applications. Thermalex, a joint venture owned equally by the Company and Mitsubishi
Aluminum Co., Ltd. is, management believes, the nation's leading producer of precision extruded multi-port aluminum heat exchanger tubing used in automotive air-conditioning condensers.

	       The Technologies Group generally focuses on niche products which are designed for specific customer applications and seeks to supply all or a substantial portion of its customers' requirements. The group has four operating units: Escod Industries, a supplier of cable and wire assemblies to the telecommunications market, including Northern Telecom and Siemens Telecom Network; Stewart Connector, a producer of high performance data-grade connectors for the computer networking and telecommunications markets; Stewart Stamping, a producer of highly customized precision stamped metal parts, primarily for the electronics industry; and Signal Transformer, a producer of 50-60 Hz power transformers used in a variety of product applications.

	       Specialty Publishing consists of Taylor Publishing Company ("Taylor"), one of the nation's leading publishers of student yearbooks. The student yearbook business benefits from very limited cyclicality, low customer turnover and pre-paid sales.

Business Strategy

	       The Company seeks sales growth through internal growth and acquisitions. In addition, the Company seeks to improve operating margins through cost reduction programs and an on-going process of efficiency improvements. The Company's strategy includes the following:

	       Focus on Niche Markets

	       The Company's primary focus is to tailor its products for customer specific applications in niche markets. Such strategy includes customizing products for particular accounts and applications and developing technology to enhance product function. The Company believes that this niche market focus results in more stable revenues, higher margins and longer term, often sole-supplier, customer relationships.

	       Develop New Products and Applications

	       The Company pursues internal growth by developing specialized products and by developing new applications for existing products. To further this goal, the Automotive Components Group formed a technical center to research emerging trends in heat transfer technologies and to develop new products and applications. One longer-term project involves adapting the Company's condenser technology for use in heating, ventilation and cooling ("HVAC") applications for the residential market. Management believes its heat exchanger technology could be used in the design of smaller, more energy efficient aluminum condensers to replace the conventional copper/brass condensers currently used in residential HVAC systems. In addition, the Company plans to introduce several new products at Stewart Connector in 1998, including a modular connector that converts light to electrical signals. Finally, the Company's investments in digital pre-press technology at Taylor are designed to lower production costs and improve yearbook quality.

	       Increase Value-Added Content

	       The Company's business strategy also emphasizes increasing value-added content to provide customers with integrated solutions rather than individual components. For example, the Company's Steel Parts unit has expanded its product offering to include sub-assemblies instead of solely individual component parts. The Company's contract cable assembly unit has expanded its services to include complete wire harness systems, and its high-precision stamping unit now offers a number of finishing processes, in addition to designing and stamping high-precision parts. Supplying value-added assemblies and completing complementary manufacturing processes instead of individual components permit the Company to foster long-term relationships with customers, increase sales and expand margins. Moreover, OEM customers are able to reduce their supplier base, while ensuring that an integrated sub-assembly passes quality standards and meets exacting design compatibility requirements.

	       Implement Cost Reduction Programs and Efficiency Improvements

	       The Company has a continual improvement philosophy which, by recognizing and rewarding efficiency and quality improvements, has reduced scrap rates, improved labor productivity and increased operating margins. In addition, the Company's individual business units have upgraded equipment to automate manufacturing processes and have increased production at lower cost plants, such as those in the Dominican Republic, Mexico and El Paso, Texas. For example, equipment upgrades at Thermal Components in 1996 have increased capacity, substantially reduced cycle time, and lowered costs and product defect ratios. Taylor Publishing has switched to automated pre-press operations and introduced a pilot program through which selected customers are using the Internet to proof and approve electronic copy, which the Company believes will lead to reduced pre-press production costs.

	       Expand Strategic Acquisitions and Partnerships; Divestitures

	       The Company believes that it operates in highly fragmented industries which provide many strategic acquisition and partnership opportunities. Through acquisitions and partnerships, the Company seeks to leverage its technical expertise, customer contacts and managerial talent to augment its core business, broaden the Company's product lines, increase its geographic scope and better serve its customers. For example, in 1996 the Company acquired Great Lake, Inc., which expanded the Company's product reach to include the automotive and heavy truck radiator replacement market, and acquired the automotive aluminum tubing business of Helmut Lingemann GmbH & Co., which expanded the Company's international market position in the automotive heat exchanger tubing market. The Company believes that numerous acquisition candidates exist globally and intends to continue to seek new acquisition opportunities in its technology and automotive segments. In addition, the Company, from time to time, considers certain divestitures.


Recent Developments

	       Third Quarter Results. Sales for the third quarter ended Septmeber 30, 1998 increased 3% to $135.1 million from $131.4 million during the same period in 1997. Sales for the nine-month period ended September 30, 1998 increased 4% to $422.4 million from $407.6 million during the comparable period in 1997. The sales increase in both periods was attributable to strong results reported by the Company's Automotive Components Group (11% sales growth in the third quarter) which offset declines in the Company's Technologies Group (9% sales decline in the third quarter). The Automotive Components Group's performance was led by strong growth of heat exchanger sales. The Technologies Group's performance was negatively impacted by the overall slowdown in the global telecommunications and electronics markets, which has continued into the fourth quarter.

	       The Company had Adjusted EBITDA of $14.4 million for the third quarter ended September 30, 1998, compared to $15.7 million recorded in the comparable period in 1997. The Company's Adjusted EBITDA for the third quarter excludes $24.2 million of charges related to the Mergers, (as defined herein) and $1.4 million of other non-recurring charges related primarily to management severance and legal expenses. For the nine months ended September 30, 1998, Adjusted EBITDA was $53.3 million as compared to $55.8 million for the comparable period in 1997. Adjusted EBITDA for the nine months excludes $25.5 million of merger-related charges and $3.0 million of other non-recurring charges related primarily to management severance and legal expenses.

	       The Company's 1998 third quarter profitability was negatively impacted by (i) sales declines, a less favorable sales mix and increased pricing competition in the Company's Technologies Group and (ii) the results of its McKenica division, a tubing mill capital equipment manufacturer. The Technologies Group, which posted $1.8 million and $2.2 million declines in EBITDA in the three- and nine-month periods ended September 30, 1998, respectively, was affected by the overall slowdown in the global telecommunications and electronic markets. McKenica, which posted $0.6 million and $2.2 million declines in EBITDA in the three- and nine-month periods ended September 30, 1998, respectively, was affected by lower orders from Asian and domestic customers. Excluding McKenica's results, the Company's Adjusted EBITDA in the third quarter would have been $14.6 million in 1998 as compared to $15.2 million for the comparable period in 1997, and Adjusted EBITDA for the nine-month period ended September 30,1998 would have been $53.5 million as compared to $53.7 million for the comparable period in 1997.

	       Sales of the Company's Taylor Publishing business unit were up to 7% in the third quarter to $27.4 million, due to early delivery of fall year books, compared to 1997 third quarter sales of $25.6 million. Taylor's EBITDA of $1.7 million was flat compared to the third quarter of last year.

	       For a discussion of the Company's third quarter results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Recent Developments."

	       Potential Charge Associated With Cost Reduction Program. The Company is reviewing a number of programs designed to improve operating efficiencies and reduce expenses. While the scope of these programs has not been finalized, the Company currently expects to record non-recurring charges of approximately $5 million in the aggregate during the fourth quarter of 1998 and the first quarter of 1999.

The Mergers

	       On August 17, 1998, the Company closed a series of transactions involving the Company. The transactions included, among other things, the formation by Holdings of a wholly owned subsidiary ("ReorgSub"), followed by the merger of ReorgSub with and into Insilco (the "Reorganization Merger"), pursuant to which each stockholder of Insilco had his or her shares of Insilco (other than shares as to which appraisal rights have been validly perfected) converted into the same number of shares of Holdings and the right to receive $0.01 per share in cash, and Holdings became the parent of Insilco. Promptly following the Reorganization Merger, a second merger took place pursuant to which Silkworm merged with and into Holdings (the "Merger" and, together with the Reorganization Merger, the "Mergers") and each share of the common stock of Holdings was converted into the right to receive $43.47 in cash and retain
0.03378 of a share of Holdings common stock ("Holdings Common Stock"). Thus, as a result of the Mergers, each stockholder of Insilco, in respect to each of his or her shares, received $43.48 in cash and retained 0.03378 of a Holdings share (the "Merger Consideration"). Concurrently with the consummation of the Mergers, DLJMB Funds purchased 1,400,000 shares of pay-in-kind preferred stock, par value $0.001 of Holdings (the "PIK Preferred Stock"), and warrants (the "DLJMB Warrants") to purchase 65,603 shares of Holdings Common Stock, which in the Merger was converted into the right to purchase shares of Common Stock of Holdings. Following the Mergers, (i) Insilco's existing stockholders retained, in the aggregate, approximately 10.1% (9.4% on a fully diluted basis) of the outstanding shares of Holdings Common Stock; (ii) the DLJMB Funds (as defined below) held approximately 69.0% (68.3% on a fully diluted basis), of the outstanding shares of Holdings Common Stock, (iii) 399 Venture Partners, Inc., a wholly owned indirect subsidiary of Citibank, N.A., or one of its affiliates ("CVC"), purchased shares of Silkworm which in the Merger were converted into up to 19.3% (17.8% on a fully diluted basis) of the common stock of Holdings and (iv) management of the Company purchased approximately 1.7% (1.5% on a fully diluted basis) of Holdings Common Stock concurrently with the consummation of the Merger.

	       Immediately prior to the effectiveness of the Reorganization Merger, each outstanding option to acquire shares of the common stock of Insilco granted to employees and directors, whether or not vested (the "Options"), were canceled and, in lieu thereof, each holder of an Option received a cash payment in an amount equal to (x) the excess, if any, of $45.00 over the exercise price of the Option multiplied by (y) the number of shares subject to the Option, less applicable withholding taxes (the "Option Cash Payments"). Certain holders of such Options elected to utilize amounts otherwise receivable by them to purchase equity or equity units of the Company.

The Merger Financing

	       The total amount of cash required to consummate the foregoing transactions (the "Merger Financing") was approximately $204.4 million. The Merger Financing was funded with (i) gross proceeds of approximately $70.2 million from the issuance by Silkworm of units (which were converted into units of Holdings (the "Holdings Units") in the Merger) each unit consisting or $1,000 principal amount at maturity of 14% Senior Discount Notes due 2008 (the "Holdings Senior Discount Notes") and one warrant to purchase .325 of a share of Holdings Common Stock at an exercise price of $0.01 per share, (ii) the issuance by Silkworm to certain funds affiliated with DLJMB (the "DLJMB Funds"), to participants in the Management Rollover and, to CVC, for an aggregate consideration of approximately $56.1 million of 1,245,138 shares of Silkworm common stock, (iii) the issuance to the DLJMB Funds for an aggregate consideration of $35.0 million of 1,400,000 shares of the PIK Preferred Stock by Holdings and the DLJMB Warrants to purchase 65,603 shares of Holdings Common Stock at an exercise price of $0.01 per share by Silkworm, and (iv) approximately $43.1 million of new borrowings under the Company's existing $200.0 million credit facility with various lenders and issuing banks (the "Existing Credit Facility").

Offer to Purchase

	       As a result of the Merger, Insilco was required to make an Offer to Purchase (as defined in the indenture (the "10 1/4% Note Indenture") relating to the 10(1)/(4)% Notes (the "10(1)/(4)% Notes")) for all of the outstanding 10 1/4% Notes at 101% of their aggregate principal amount, plus accrued interest. The Offer to Purchase expires on November 16, 1998 and Insilco intends to repurchase all 10 1/4% Notes validly tendered and not withdrawn as promptly as practicable following acceptance of the 10 1/4% Notes or to otherwise purchase the 10 1/4% Notes. There is an aggregate of $150 million principal amount of 10 1/4% Notes outstanding.

New Credit Facility

	       DLJ Capital Funding Inc. ("DLJ Capital Funding") has committed to lend up to $300 million to Insilco (the "New Credit Facility"). The New Credit Facility will be used to refinance the Existing Credit Facility and to fund a portion of the repurchase of 10 1/4% Notes. The New Credit Facility will include a $100 million term loan facility (the "Term Loan Facility") and a $200 million revolving credit facility (subject to adjustment as provided below), which will provide for revolving loans and up to $50 million of letters of credit (the "Revolving Credit Facility"). The Term Loan Facility will have a maturity of seven years. The Revolving Credit Facility will terminate on July 8, 2003. DLJ Capital Funding's commitment, however, is subject to significant conditions. See "Risk Factors--Potential Lack of Financing," "Description of Certain Indebtedness--New Credit Facility" and "--Existing Credit Facility."

Insilco Unit Offering

	       On November 2, 1998, Insilco commenced an offering of 120,000 units (the "Insilco Units") consisting of $120,000,000 in aggregate principal amount of its 12% Senior Subordinated Notes due 2007 (the "12% Notes") and Warrants to purchase 62,400 shares of common stock of Holding (the "Insilco Unit Warrants") to partly fund the repurchase of $150,000,000 in aggregate principal amount of its outstanding 10 1/4% Notes. This repurchase is required under the terms of the 10 1/4% Note Indenture following the consummation of the Mergers. The offering of the 12% Notes, together with the repurchase of the 10 1/4% Notes pursuant to the Offer to Purchase, and the borrowings under the New Credit Facility are referred to as the "Refinancing."

Potential Acquisitions

	       The company is in negotiations with respect to two potential acquisitions, neither of which, if consummated, individually would be material to the Company's financial position.





			       RISK FACTORS


	       Investors should carefully consider the specific risk factors set forth below.

Limitations on Access to Cash Flow of Subsidiaries; Holding Company Structure


	       The Company is a holding company, and its ability to make dividend payments in respect of its Common Stock is dependent upon the receipt of dividends or other distributions from its direct and indirect subsidiaries. The Company does not have, and may not in the future have, any assets other than all of the shares of common stock of Insilco Corporation ("Insilco"), the Company's operating subsidiary, which are pledged to secure the obligations of Insilco under the Existing Credit Facility and are expected to be pledged to secure the obligations of Insilco under the New Credit Facility. Insilco and its subsidiaries are parties to the Existing Credit Facility and are expected to be parties to the New Credit Facility and Insilco is party to the 10 1/4% Note Indenture, and the indenture governing the 12% Notes (the "12% Note Indenture"), each of which imposes substantial restrictions on Insilco's ability to pay dividends or make other distributions to the Company. Any payment of dividends or other distributions will be subject to the satisfaction of certain financial conditions set forth in such indenture and is subject to certain prohibitions contained in the Existing Credit Facility and expected to be contained in the New Credit Facility. The ability of Insilco and its subsidiaries to comply with such conditions or prohibitions may be affected by events that are beyond the control of the Company. If the maturity of the 10 1/4% Notes, the 12% Notes or the loans under the Existing Credit Facility and the New Credit Facility were to be accelerated, all such outstanding debt would be required to be paid in full before Insilco or its subsidiaries would be permitted to distribute any assets or cash to the Company. There can be no assurance that the assets of the Company would be sufficient to repay all of such outstanding debt and to meet its obligations under the Indenture. In addition, under Delaware law, a company is permitted to pay dividends or make other distributions on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend or distribution is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In determining Insilco's ability to pay dividends or make other distributions to the Company, Delaware law will permit the Board of Directors of Insilco to revalue its assets and liabilities from time to time to their fair market values in determining surplus. The Company cannot predict what the value of Insilco's or its other subsidiaries' assets or the amount of their liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to receive dividends from Insilco in order to make any dividend payments in respect of its Common Stock.


Substantial Leverage; Liquidity; Stockholders' Deficit


	       In connection with the Mergers, the Merger Financing and the Refinancing, the Company incurred a significant amount of indebtedness. See "The Company." As of June 30, 1998, after giving pro forma effect to the Mergers and the Merger Financing and the Refinancing and the application of the proceeds thereof, the Company would have had total consolidated indebtedness of approximately $385.8 million and a stockholder's deficit of $231.5 million. In addition, on such pro forma basis as of June 30, 1998, Insilco could have borrowed an additional $97.0 million under the New Credit Facility. In addition, subject to the restrictions in the Existing Credit Facility, the New Credit Facility, the 10 1/4% Note Indenture, the 12% Note Indenture and the Indenture pursuant to which the Holdings Senior Discount Notes were issued (the "Indenture"), the Company may incur significant additional indebtedness, which may be secured, from time to time.


	       The level of the Company's indebtedness could have important consequences to the Company, including: (i) limiting cash flow available for general corporate purposes, including acquisitions, because a substantial portion of the Company's cash flow from operations must be dedicated to debt service; (ii) limiting the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions; (iii) limiting the Company's flexibility in reacting to competitive and other changes in the industry and economic conditions generally; and (iv) exposing the Company to risks inherent in interest rate fluctuations because certain of the Company's borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.


	       The Company's ability to make scheduled payments of principal of, to pay interest on or to refinance its indebtedness and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. The Company anticipates that over the next several years its operating cash flow, together with borrowings under the Existing Credit Facility and the New Credit Facility, will be sufficient to meet its anticipated future operating expenses and capital expenditures and to service interest payments on its outstanding debt as they become due. The Company believes, however, that based upon the Company's current level of operations and anticipated growth, it will be necessary to refinance the Holdings Senior Discount Notes upon their maturity. There can be no assurance that the Company will be able to refinance the Holdings Senior Discount Notes on satisfactory terms, if at all. Moreover, if the Company's future operating cash flows are less than currently anticipated it may be forced, in order to make payments on its outstanding debt obligations, to reduce or delay acquisitions or capital expenditures, sell assets or reduce operating expenses. If the Company were unable to meet its debt service obligations (including obligations to pay principal, premium, if any, at maturity or upon the occurrence of an Event of Default or Change in Control (each as defined)), it could attempt to restructure or refinance its indebtedness or to seek additional equity capital. There can be no assurance that the Company will be able to effect any of the foregoing on satisfactory terms, if at all.


Restrictions Imposed by Terms of Indebtedness


	       The Indenture restricts, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the Existing Credit Facility, the 10 1/4% Note Indenture and the 12% Note Indenture contain, and the New Credit Facility is expected to contain, other and more restrictive covenants with respect to Insilco and its subsidiaries and prohibit Insilco from prepaying its other indebtedness. The Existing Credit Facility requires, and the New Credit Facility is expected to require, Insilco to maintain specified financial ratios and satisfy certain other financial condition tests.
Insilco's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that Insilco will meet those tests. A breach of any of the foregoing covenants could result in a default under the Existing Credit Facility, the New Credit Facility, the 10 1/4% Note Indenture, the 12% Note Indenture and/or the Holdings Senior Discount Notes. Upon the occurrence of an event of default under the Existing Credit Facility, the New Credit Facility, the 10 1/4% Note Indenture, or the 12% Note Indenture, the holders of such indebtedness could elect to declare such indebtedness to be immediately due and payable. Substantially all of Insilco's assets and all of Insilco's outstanding common stock is pledged as security under the Existing Credit Facility and are expected to be pledged as security under the New Credit Facility. Pursuant to the Company's guarantee of the Existing Credit Facility, the Company may not incur any indebtedness other than the Holdings Senior Discount Notes. If Insilco were unable to repay amounts due under the Existing Credit Facility or the New Credit Facility, the lenders thereunder could proceed against the collateral granted to them to secure that indebtedness and there can be no assurance that such assets would be sufficient to repay in full such indebtedness and the other indebtedness of the Company.


Potential Lack of Financing


	       Consummation of the Mergers on August 17, 1998 required Insilco to make, within 30 days following such consummation, an Offer to Purchase, as defined in the 10 1/4% Note Indenture, all $150 million of the outstanding
10 1/4% Notes at a purchase price equal to 101% of their principal amount, plus accrued interest. Such Offer to Purchase was commenced on September 16, 1998 and expires on November 16, 1998. Based on current market conditions, the Company expects that substantially all of the 10 1/4% Notes will be tendered. The failure to purchase any 10 1/4% Notes properly tendered pursuant to the Offer to Purchase would constitute an event of default under the 10 1/4% Notes, permitting the holders of all 10 1/4% Notes to accelerate the maturity thereof.

	       DLJ Capital Funding has committed to lend up to $300 million to Insilco to refinance the Existing Credit Facility and, together with the proceeds from the issuance of the Insilco Units, to repurchase all of the 10 1/4% Notes. The New Credit Facility will consist of a secured revolving credit and term loan facility. The availability of funds under the New Credit Facility is, however, subject to significant conditions, including, without limitation, (i) the mutual agreement of terms customary for transactions of this nature and other customary conditions with respect to security, guarantee and loan documentation, (ii) the absence of any facts, events or circumstances that could reasonably be expected to materially and adversely affect the financial condition, business, assets or results of operations of Insilco and its subsidiaries, taken as a whole, (iii) the absence of any material disruption of or material adverse change in current financial, banking or capital market conditions that could impair the syndication of the New Credit Facility and (iv) certain other matters. Accordingly, there can be no assurance that the New Credit Facility will be available.

	       If Insilco is unable to enter into the New Credit Facility, it will maintain the Existing Credit Facility and, subject to borrowing availability under such facility, use proceeds of borrowings thereunder to purchase the 10 1/4% Notes. The total amount available to the Company under the Existing Credit Facility together with available cash should be sufficient for such purposes. However, if all of the 10 1/4% Notes are repurchased, the Company anticipates that it will either have no or very limited availability for borrowings remaining under the Existing Credit Facility, which could adversely affect the Company.


Customer Concentration; Absence of Long-Term Contracts

	       A significant portion of the Company's sales are made to a relatively small group of major customers. In 1997, sales to Ford represented approximately 10% of net sales and sales to a group of the Company's nine next largest customers represented approximately 22% of net sales. The current size of the Company's automotive customer base exposes the Company to the risk of changes in the business condition of its major customers and to the risk that the loss of a major customer could adversely affect the Company's results of operations. While the Company has supplied Ford for 40 years, Ford is not contractually bound to purchase supplies from the Company in the future. Thus, the Company's relationship with Ford is subject to termination at any time. If the Company were to lose Ford as a customer, the Company's results of operations would be adversely affected.

Cyclical Markets

	       A substantial portion of the Company's revenues derive from sales to markets that have been historically, and are likely to continue to be, cyclical. For example, the Company's Automotive Components Group, which accounted for approximately 44% of the Company's net sales and 45% of operating income for the year ended December 31, 1997, primarily serves the automobile OEM market and the automobile parts aftermarket through the manufacture of automotive heat exchangers and related tubing, and automatic transmission and suspension components. For the year ended December 31, 1997, however, approximately 16% and 27% of the Automotive Components Group's net sales were attributable to the automotive aftermarket and nonautomotive OEMs, respectively. The automobile industry has experienced recessionary or slow growth conditions for substantial periods in the past and may experience recessionary conditions in the future. Any substantial weakening of the automobile industry would have an adverse effect on the Company's results of operations.

Seasonality; Production Disruption

	       In certain of the Company's businesses in which there is high customer concentration or high production seasonality, the Company would be exposed to potentially significant revenue losses if it (or its customers) were to experience substantial disruption in production. With the continued emphasis on reductions in component inventories and "just-in-time" deliveries, especially in the automotive industry, any disruption in production by the Company or its major customers, through work stoppages or otherwise, could have an immediate and adverse effect on the Company's results of operations. Additionally, a portion of the Company's revenues and operating income are exposed to the seasonality of the yearbook production cycle. A majority of the annual revenues of Taylor are recognized in the Company's second quarter. Any disruption during the peak production period (April to June) through work stoppages, loss of production facilities or otherwise, has caused and could in the future cause lost revenues or delay revenue recognition in the year in which it occurred or increase expenses and adversely affect future years' contract renewals.

Competition

	       The businesses in which the Company is engaged are highly competitive and in some cases highly fragmented, with many small manufacturers. In some of its businesses, especially the data grade connector business and the heat exchanger business, the Company competes with entities having significantly more resources. In certain other businesses the Company competes with entities that have a greater share of the relevant market and lower costs. As competition increases, profit margins on some of the Company's significant business lines could decrease, and in the more fragmented markets consolidation could occur, resulting in the creation of larger and financially stronger competitors. The Company believes that, to remain competitive and maintain or increase its profitability, it must pursue a strategy focusing on growth and product innovation. However, the Company's competitors can be expected to continue to seek their own growth, to improve the design and performance of their products, to reduce costs of existing competitive products and to introduce new products with competitive price and performance characteristics. Although the Company believes that, with respect to most of its businesses, it has certain technological, manufacturing and other advantages over its competitors, maintaining these advantages will require continued investment by the Company in research and development, sales and marketing, productivity improvements and information systems. There can be no assurance that the Company will have sufficient resources to continue to make such investments, that such investments will be successful or that the Company will be able to maintain its existing competitive advantages.

Technology and the Development of New Products

	       The markets for many of the Company's products, particularly the products produced by Stewart Connector, are characterized by technological change, evolving industry standards, frequent new product introductions and product customization. Many of the Company's products require significant planning, design, development and testing at the technological, product and manufacturing process levels. In addition, the introduction of new products and technologies may render existing or proposed products noncompetitive or obsolete. Moreover, many of the Company's customers utilize its products and proprietary technologies as components of other products which they manufacture or assemble, which may become uncompetitive or obsolete. Although the Company works closely with its customers to stay informed with respect to product development, there can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future, will be completed in any particular time frame or that the Company's or its customers' products or proprietary technologies will not become uncompetitive or obsolete.

Acquisition Growth Strategy; Management and Funding of Growth

	       The Company has historically pursued an acquisition strategy, completing two acquisitions in 1996, and is currently in preliminary discussions with respect to several new acquisitions as part of its ongoing strategy to promote growth. There are various risks associated with pursuing a growth strategy of this nature. Any future growth of the Company will require the Company to manage its expanding domestic and international operations, integrate new businesses and adapt its operational and financial systems to respond to changes in its business environment, while maintaining a competitive cost structure. The acquisition strategy of the Company will continue to place demands on the Company and its management to improve the Company's operational, financial and management information systems, to develop further the management skills of the Company's managers and supervisors, and to continue to retain, train, motivate and effectively manage the Company's employees. The failure of the Company to manage its prior or any future growth effectively could have a material adverse effect on the Company. There also can be no assurance that suitable acquisition candidates will be available or that acquisitions can be completed on reasonable terms.


	       Additionally, the Company's ability to maintain and increase its revenue base and to respond to shifts in customer demand and changes in industry trends will be partially dependent on its ability to generate sufficient cash flow or obtain sufficient capital for the purpose of, among other things, financing acquisitions, satisfying customer contractual requirements and financing infrastructure growth. There can be no assurance that the Company will be able to generate sufficient cash flow or that financing will be available on acceptable terms (or permitted to be incurred under the terms of the Existing Credit Facility, the New Credit Facility, the 10 1/4% Note Indenture, the 12% Note Indenture, the Indenture and any future indebtedness) to fund the Company's future growth.


Environmental Matters

	       The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. As a result, the Company is involved from time to time in administrative or legal proceedings relating to environmental matters and has incurred in the past and will continue to incur capital costs and other expenditures relating to environmental matters. Certain properties now or previously owned by the Company are undergoing remediation. Liability under environmental laws may be imposed on current and prior owners of property or businesses without regard to fault or to knowledge about the condition or action causing the liability. As an owner and operator, the Company may be required to incur costs relating to the remediation of such owned or operated properties, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources. The Company has in the past and may in the future be named a potentially responsible party ("PRP") at off-site third-party disposal sites to which it has sent waste.

	       The Company believes, based on current information, that any costs it may incur relating to environmental matters will not have a material adverse effect on its business, financial condition or its result of operations. There can be no assurance, however, that the Company will not incur significant fines, penalties or other liabilities associated with noncompliance or clean-up liabilities or that future events, such as changes in laws or the interpretation thereof, the development of new facts or the failure of other PRPs to pay their share will not cause the Company to incur additional costs that could have a material adverse effect on its business, financial condition or results of operations.

Dependence on Key Personnel

	       The Company's success depends to a significant extent upon the services of its senior management and other management in its various businesses. The Company could be adversely affected if any of these persons were unwilling or unable to continue in the Company's employ.

Risks Associated with Foreign Operations; Exchange Rate Fluctuations

	       The Company's products are manufactured and assembled at facilities in the United States, the Dominican Republic, Germany and Mexico and sold in many foreign countries. In 1997, less than 9% of the Company's net sales and costs of goods sold occurred outside the United States and Canada. International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the impositions of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and exchange rate risk. There can be no assurance that these factors will not have a material adverse impact on the Company's production capabilities or otherwise adversely affect the Company's business and operating results.

Control by the DLJMB Funds

	       Approximately 69.0% of the outstanding shares of the Company's Common Stock (approximately 67% on a fully diluted basis after giving effect to the issuance of the Insilco Unit Warrants) are held by the DLJMB Funds. As a result of their stock ownership, the DLJMB Funds control the Company (and through the Company, Insilco) and have the power (subject to an agreement with 399 Venture Partners, Inc., a wholly owned indirect subsidiary of Citibank, N.A. ("CVC") pursuant to which CVC is entitled to elect one director to the Company's Board of Directors) to elect all of the members of the Board of Directors, appoint new management and approve any action requiring the approval of the holders of common stock of the Company or Insilco, including adopting certain amendments to the certificate of incorporation of the Company and Insilco, and approving any acquisition of the Company or Insilco or approving sale of all or substantially all of the assets of the Company or Insilco. The directors elected by the DLJMB Funds will have the authority to effect decisions affecting the capital structure of the Company and Insilco, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.


	       The general partners of each of the DLJMB Funds are affiliates or employees of, and DLJ Capital Funding, which has committed to provide the Backstop Facility, is an affiliate of, Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."). Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), which was the Initial Purchaser in the placement of the Holdings Senior Discount Notes, is also an affiliate of DLJ, Inc.


Lack of Liquidity

	       Insilco's common stock was quoted on the Nasdaq National Market System prior to the Mergers. Following the Mergers, the Common Stock was de-listed by Nasdaq and currently trades in the over-the-counter market. As a result, the Common Stock trades less frequently as compared to the trading volume of Insilco's common stock prior to the Merger, and purchasers of Warrants or Common Stock may experience difficulty selling shares of Common Stock or Warrants.

Possible Termination of Registration under Section 12(g) of the Exchange Act

	       There are currently fewer than 300 holders of the Common Stock. Accordingly, if the Company chose to do so, it could, under existing rules of the Commission, terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and, as a result, it would not have to comply with
Section 14 of the Exchange Act and its directors, executive officers and shareholders would not have to comply with Sections 13(d) and 16 of the Exchange Act, to the extent otherwise applicable. However, even in the case of such a termination (i) the Indenture and the agreement pursuant to which the Warrants were issued require the Company to file the reports required by
Section 13(a) of the Exchange Act, and (ii) the Merger Agreement and the Registration Rights Agreement (as defined below) require the Company to provide the information required by Rule 144(c) of the Securities Act.

Year 2000

	       The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company believes that its internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements. However, the Company is uncertain as to the extent its customers and vendors may be affected by Year 2000 issues that require commitment of significant resources and may cause disruptions in the customers' and vendors' businesses.


			      USE OF PROCEEDS


	       All of the Offered Securities offered hereby are being sold by the Warrantholders and the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Offered Securities, other than upon the exercise of Warrants or Class A Warrants by Exercising Warrantholders.
The Company will pay certain expenses relating to the registration and sale of the Offered Securities, estimated to be approximately $56,500.

				MANAGEMENT

	       The following table sets forth the name, age and position with the Company of each person who serves as a director or executive officer of the Company.


Name                                     Age                      Position
Robert L. Smialek...................     54    Chairman of the Board, President and Chief Executive
						 Officer
David A. Kauer......................     43    Vice President and Chief Financial Officer
Michael R. Elia.....................     40    Vice President and Controller
Kenneth H. Koch.....................     43    Vice President, General Counsel and Secretary
Leslie G. Jacobs....................     48    Vice President, Human Resources and Assistant Secretary
Thompson Dean.......................     40    Director
William F. Dawson, Jr...............     34    Director
David Y. Howe.......................     34    Director
Randell E. Curran...................     43    Director


	       Robert L. Smialek has served as Chairman of the Board, President and Chief Executive Officer of the Company since May 1, 1993. From October 1992 to May 1993, Mr. Smialek served as the President and Chief Operating Officer of the Temperature and Appliance Controls Group of Siebe plc, a global controls and engineering firm. From September 1990 to October 1992, Mr. Smialek served as President and Chief Operating Officer of Ranco, Inc., a subsidiary of Siebe, Inc. Mr. Smialek is a director of General Cable Corporation and Gleason Corporation.


	       David A. Kauer has been Vice President and Chief Financial Officer since May 1998, Vice President and Treasurer from April 1997 to May 1998 and Treasurer from September 1993 to April 1997. Previously, Mr. Kauer was the Controller and Treasurer of Johnson Yokogawa Corporation (a joint venture of Yokogawa Electric Corporation and Johnson Controls, Inc.) from October 1989 to September 1993.

	       Michael R. Elia has been the Vice President and Controller since August 1998. Prior thereto, Mr. Elia was Chief Financial Officer of Jordan Telecommunication Products and from 1994 to 1997, he was Director of Strategic Planning for Fieldcrest Cannon, Inc. From 1983 to 1994, Mr. Elia held senior financial positions with Insilco's Technologies Group.

	       Kenneth H. Koch has been Vice President, General Counsel and Secretary since October 1993. Prior thereto, Mr. Koch was a partner with the law firm of Porter, Wright, Morris & Arthur.

	       Leslie G. Jacobs has been Vice President, Human Resources since August 1993 and was Director of Human Resources from January 1990 to August 1993. Prior thereto, Mr. Jacobs was Director, Compensation and Employee Programs, of Rockwell International.

	       Thompson Dean has been the Managing Partner of DLJMB Inc. since November 1996. Prior thereto, Mr. Dean was a Managing Director of DLJMB Inc. (and its predecessor). Mr. Dean serves as a director of Commvault Inc., Von Hoffman Corporation, Manufacturers' Services Limited, Phase Metrics, Inc., and Arcade Holding Corporation.

	       William F. Dawson, Jr. has been a Principal of DLJMB Inc. since August 1997. From December 1995 to August 1997, he was a Senior Vice President in DLJ's High Yield Capital Markets Group. Prior thereto, Mr. Dawson was a Vice President in the Leveraged Finance Group within DLJ's Investment Banking Group. Mr. Dawson serves as a director of Von Hoffman Corporation and Thermadyne Holdings Corporation.

	       David Y. Howe has been a Vice President of Citicorp Venture Capital, Ltd. since 1993. Mr. Howe serves as a director of Aetna Industries, Inc., American Italian Pasta Company, IPC Information Systems, Inc, and Pen-Tab Industries, Inc.


	       Randall E. Curran has been a director, Chairman of the Board, President and Chief Executive Officer of Thermadyne LLC since May 1998. Mr. Curran has also served as a Director of Thermadyne Holdings since February 1994 and was elected Chairman of the Board and Chief Executive Officer of Thermadyne Holdings in February 1995, having previously served as President of Thermadyne Holdings since August 1994 and as Executive Vice President and Chief Operating Officer of Thermadyne Holdings since February 1994. He also serves as President of Thermadyne Industries, Inc., a position he has held since 1992. From 1986 to 1992, Mr. Curran was Chief Financial Officer of Thermadyne Holdings and/or its predecessors. Prior to 1986, Mr. Curran held various positions with Cooper Industries, Inc.


      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


	       The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of October 30, 1998 by (i) any person or group who beneficially owns more than five percent of the Common Stock, (ii) each of the company's directors and executive officers, and (iii) all directors and executive officers as a group.


									       Shares Beneficially      Percentage of
										 Owned After the         Outstanding
Name and Address of Beneficial Owner:                                                Mergers           Common Stock(3)
DLJ Merchant Banking Partners II, L.P. and related investors(1)(2)..........        1,043,584                 70.8%
399 Venture Partners, Inc.(4)...............................................          266,666                 19.3
Thompson Dean(5)............................................................               --                 --
William F. Dawson, Jr.(5)...................................................               --                 --
David Y. Howe(6) ...........................................................               --                 --
Randall E. Curran ..........................................................               --                 --
Robert L. Smialek...........................................................           19,631                  *
David A. Kauer .............................................................               27                  *
Michael R. Elia ............................................................               --                 --
Kenneth H. Koch  ...........................................................              100                  *
Leslie G. Jacobs  ..........................................................               13                  *
All directors and executive officers as a group (9 persons)(5)(6)...........           19,771                  *

------------
*   less than 1%.

(1) Includes 65,603 shares of Common Stock issuable upon exercise of the Class
    A Warrants issued in connection with the PIK Preferred Stock. Also includes 22,425 shares of Common Stock issuable upon exercise of Warrants issued as part of the Units purchased by the DLJ Mezzanine
    Investors.  See "The Company -- The Mergers" and " -- The Merger
    Financing."

(2) Consists of shares held directly by the following investors related to
    DLJMB: DLJ Offshore Partners II, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a
    Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a
    Delaware corporation, DLJ Merchant Banking Partners II-A, L.P.
    ("DLJMBPIIA"), a Delaware limited partnership, DLJ Diversified Partners-A
    L.P. ("Diversified A") a Delaware limited partnership, DLJ Millennium
    Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ
    Millennium Partners-A, L.P. ("Millennium A"), a Delaware limited partnership, DLJ EAB Partners, L.P. ("EAB"), UK Investment Plan 1997
    Partners ("UK Partners"), a Delaware partnership, DLJ First ESC L.P., a
    Delaware limited partnership ("DLJ First ESC"), and DLJ ESC II, L.P., a
    Delaware limited partnership ("DLJ ESC II"). The address of each of DLJMB, Diversified, Funding, DLJMBPIIA, Diversified A, Millennium, Millennium A,
    DLJ First ESC, DLJ ESC II and EAB is 277 Park Avenue, New York, New York
    10172. The address of Offshore is John B. Gorsiraweg 14, Willemstad,
    Curacao, Netherlands Antilles. The address of UK Partners is 2121 Avenue of the Stars, Fox Plaza, Suite 3000, Los Angeles, California 90067.

(3) Does not give effect to the issuance of the Insilco Unit Warrants.

(4) CVC is a wholly owned subsidiary of Citibank, N.A. The address of CVC is 399 Park Avenue, New York, NY 10022-4614.

(5) Messrs. Dean and Dawson are officers of DLJMB Inc., an affiliate of DLJMB.
    The business address of Messrs. Dean and Dawson is DLJMB Inc., 277 Park
    Avenue, New York, New York 10172. Share data shown for such individuals excludes shares shown as held by the DLJMB Funds, as to which such individuals disclaim beneficial ownership.

(6) Mr. Howe is an officer of Citicorp Venture Capital, Ltd., an affiliate of CVC. The business address of Mr. Howe is 399 Park Avenue, New York, NY
    10022-4614. Share data shown for Mr. Howe excludes shares shown as held by CVC, as to which Mr. Howe disclaims beneficial ownership.


		  WARRANTHOLDERS AND SELLING STOCKHOLDERS

	       The following table sets forth certain information, as of the date hereof, with respect to the number of Warrants, Class A Warrants and shares of Common Stock and PIK Preferred Stock owned by each of the Warrantholders and the Selling Stockholders, and as adjusted to give effect to the sale of all of the Offered Securities. The Offered Securities are being registered to permit public secondary trading of the Offered Securities, and the Warrantholders and the Selling Stockholders may offer the Offered Securities for resale from time to time. See "Plan of Distribution."

	       The Warrants and Class A Warrants being offered by the Warrantholders and the Shares of Common Stock and PIK Preferred Stock being offered by the Selling Stockholders were acquired from the Company in connection with the Mergers. See "The Company."

	       The Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-2 (the "Registration Statement"), of which this Prospectus forms a part, with respect to the resale of the Offered Securities from time to time, pursuant to Rule 415 under the Securities Act, in the over-the-counter market, in privately-negotiated transactions, in underwritten offerings or by a combination of such methods of sale, and has agreed to use its best efforts to keep such Registration Statement effective
(i) in the case of the Existing Shares, until August 17, 1999 (except as such date may be extended under certain circumstances as set forth in the Registration Rights Agreement) and (ii) in the case of the Warrants and shares of Common Stock that may be received upon exercise of Warrants by persons other than Exercising Warrantholders, until the later of (A) the second anniversary of the effective date of the Registration Statement and (B) the earlier of (i) August 15, 2008, and (ii) the first date on which all Warrants have been exercised by the holders thereof.

	       The Offered Securities offered by this Prospectus may be offered from time to time by the persons or entities named below:

							   Type and Number of
								 Warrants                                      Ownership
							Owned Prior to Offering         Number of         After Offering(1)(2)
				       Number of        -----------------------       Shares of PIK      ---------------------
				       Shares of                      Number of         Preferred        Number of
				      Common Stock      Type and        Shares         Stock Owned       Shares of
       Name and Address of            Owned Prior       Number of   Issuable Upon        Prior to         Common
	     Holders                  to Offering       Warrants       Exercise          Offering          Stock       Percent
				      ------------      ---------   -------------     -------------      ---------     -------

DLJ Merchant Banking
 Partners II, L.P.                                       41,325
277 Park Avenue                                         Class A
New York, NY 10172(3).............      601,929         Warrants         41,325          881,895          601,929        43.5%

DLJ Merchant Banking
 Partners II-A, L.P.                                     1,646
277 Park Avenue                                         Class A
New York, NY 10172(3).............       23,972         Warrants          1,646           35,121           23,972         1.7%

DLJ Offshore Partners II, C.V.
John B. Gorsiraweg 14                                    2,032
Willemstad, Curacao                                     Class A
Netherlands Antilles (3)..........       29,600         Warrants          2,032           43,367           29,600         2.1%

DLJ Diversified Partners, L.P.                           2,416
277 Park Avenue                                         Class A
New York, NY 10172(3).............       35,191         Warrants          2,416           51,560           35,191         2.5%

DLJ Diversified Partners-A, L.P.                          897
277 Park Avenue                                         Class A
New York, NY 10172(3).............       13,069         Warrants            897           19,147           13,069            *

DLJMB Funding II, Inc.                                   7,337
277 Park Avenue                                         Class A
New York, NY 10172(3).............      106,869         Warrants          7,337          156,577          106,869         7.7%

DLJ Millennium Partners, L.P.                             668
277 Park Avenue                                         Class A
New York, NY 10172(3).............       9,733          Warrants            668           14,259            9,733            *

DLJ Millennium Partners-A, L.P.                           130
277 Park Avenue                                         Class A
New York, NY 10172(3).............       1,898          Warrants            130            2,781            1,898            *

DLJ EAB Partners, L.P.                                    186
277 Park Avenue                                         Class A
New York, NY 10172(3).............       2,703          Warrants            186            3,960            2,703            *

UK Investment Plan
 1997 Partners
2121 Avenue of the Stars
Fox Plaza                                                1,093
Suite 3000                                              Class A
Los Angeles, CA 90067(3)..........       15,926         Warrants          1,093           23,333           15,926         1.2%

DLJ First ESC L.P.                                         80
277 Park Avenue                                         Class A
New York, NY 10172(3).............       1,158          Warrants             80            1,697            1,158            *

DLJ Investment Partners, L.P.
277 Park Avenue                                          55,758
New York, NY 10172(3).............         --           Warrants         18,121               --              --            --


							 5,297
						       Warrants &
DLJ ESC II, L.P.                                         7,793
277 Park Avenue                                         Class A
New York, NY 10172(3).............      113,508         Warrants          9,515          166,303          113,508         8.2%

DLJ Investment Funding, Inc.
277 Park Avenue                                          7,945
New York, NY 10172(3).............         --           Warrants          2,582               --             --             --

Water Street Corporate
 Recovery Fund I, L.P.
85 Broad Street
New York, NY 10004(4).............       63,692            --                --               --             --             --

Equitable Life Assurance of the
 U.S. Life Non Par
c/o Alliance Capital
 Management, L.P.
1345 Avenue of the Americas                              6,400
New York, NY 10105(3).............         --           Warrants          2,080               --             --             --

Equitable Life Assurance of the
 U.S. ELA High Income
c/o Alliance Capital
 Management, L.P.
1345 Avenue of the Americas                              8,600
New York, NY 10105(3).............         --           Warrants          2,795               --             --             --

Ares Leveraged Investment Fund,
 L.P.
c/o Ares Capital Management
1999 Avenue of the Stars
Suite 1900                                               20,000
Los Angeles, CA 90067.............         --           Warrants          6,500               --             --             --

Caravelle Investment Fund, L.L.C.
c/o Caravelle Advisors
425 Lexington Avenue
22nd Floor                                               13,500
New York, NY 10017................         --           Warrants          4,387               --             --             --

Muico & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                                18,610
Boston, MA 02109..................         --           Warrants          6,048               --             --             --

Bost & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                                1,540
Boston, MA 02109..................         --           Warrants            500               --             --             --

Blazerhold & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                                 240
Boston, MA 02109..................         --           Warrants             78               --             --             --

Booth & Co.
c/o Putman Management
One Poste Office Square
8th Floor                                                 110
Boston, MA 02109..................         --           Warrants             35               --             --             --


------------
*  Less than 1%

(1) Based upon 1,385,169 shares of Common Stock outstanding on September 16,
    1998 and 110,453 shares of Common Stock issuable upon exercise of the Warrants and Class A Warrants.

(2) Assumes the sale of all Existing Shares, shares of PIK Preferred Stock,
    Class A Warrants and Warrants or shares of Common Stock received upon the exercise thereof.

(3) Excludes securities held by other investors related to DLJMB (which may be deemed to be beneficially owned by the named entity).

(4) Represents shares of Common Stock beneficially owned by Water Street
    Corporate Recovery Fund I, L.P. ("Water Street").  Goldman, Sachs & Co.
    ("Goldman Sachs") is the general partner of Water Street and thus may be deemed to be the beneficial owner of shares beneficially owned by Water
    Street. The Goldman Sachs Group, L.P. ("GS Group") is a general partner of Goldman Sachs. The address of Goldman Sachs and GS Group is
    85 Broad Street, New York, New York 10004.  Each of Goldman Sachs and
    GS Group disclaims beneficial ownership of the shares owned by Water
    Street to the extent interests in Water Street are owned by persons other than GS Group and its affiliates. Includes 11 shares of Common
    Stock owned by GS Group as of the date of this Prospectus and 720 shares of Common Stock held by current or former partners or employees of Goldman Sachs as of the date of this Prospectus.



			  DESCRIPTION OF WARRANTS

Warrants

	       The Warrants were issued pursuant to a Warrant Agreement (the "Warrant Agreement") between Silkworm and National City Bank, as Warrant Agent (the "Warrant Agent"). Upon consummation of the Mergers, Holdings succeeded to the obligations of Silkworm with respect to the Warrants and the Warrants, by their terms, became exercisable for an equal number of shares of Common Stock. The following summary of the material provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, including the definitions therein of certain terms used below, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

	       Each Warrant, when exercised, will entitle the holder thereof (a "Holder") to receive 0.325 of a fully paid and non-assessable share of Common Stock (the "Warrant Shares"), at an exercise price of $0.01 per share (the "Exercise Price"). The Exercise Price and the number of Warrant Shares are both subject to adjustment in certain cases referred to below. The Warrants are exercisable at any time and, unless exercised, will automatically expire on August 15, 2008 (the "Expiration Date").

	       The Warrants may be exercised by surrendering to the Company the warrant certificate, evidencing the Warrants to be exercised, with the accompanying form of election to purchase properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price may be made at the Holder's election (i) in cash in United States dollars by wire transfer or by certified or official bank check to the order of the Company or
(ii) without a cash payment being required, for such number of Warrant Shares equal to the product of (A) the number of Warrant Shares for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) and (B) the Cashless Exercise Ratio. The Cashless Exercise Ratio shall equal a fraction the numerator of which is the Market Value (as defined in the Warrant Agreement) per share of Common Stock on the date of exercise minus the Exercise Price per share as of the date of exercise and the denominator of which is the Market Value per share on the date of exercise. Upon surrender of the warrant certificate and payment of the Exercise Price, the Company will deliver or cause to be delivered, to or upon the written order of such Holder, stock certificates representing the number of whole Warrant Shares to which the Holder is entitled. If less than all of the Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Warrants. Holders of Warrants will be able to exercise their Warrants for cash so long as the Registration Statement is then in effect, or the exercise of such Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various Holders of Warrants, or other persons to whom it is proposed that Warrant Shares be issued on exercise of the Warrants, reside.

	       No fractional Warrant Shares will be issued upon exercise of the Warrants. The Company will pay to the Holder of a Warrant at the time of exercise an amount in cash equal to the current market value of any such fractional Warrant Shares less a corresponding fraction of the Exercise Price.

	       The Holder of the Warrants will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. The Holders of the Warrants will not be entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company. In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court could determine that unexercised Warrants are executory contracts, and therefore subject to rejection by the Company with approval of the bankruptcy court, and the Holders of the Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their Warrants prior to the commencement of any such case.

	       In the event of a taxable distribution to holders of Common Stock that results in an adjustment to the number of Warrant Shares or other consideration for which a Warrant may be exercised, the Holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

	       Adjustments

	       The number of Warrant Shares purchasable upon exercise of Warrants and the Exercise Price will be subject to adjustment, subject to certain exceptions, in certain events including: (i) the payment by the Company in Common Stock of dividends and other distributions on the Common Stock, (ii) subdivisions, combinations and reclassification of the Common Stock, (iii) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them to subscribe for Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock at a price which is less than the Fair Value per share (as defined) of Common Stock, (iv) certain distributions to all holders of Common Stock of any of the Company's assets, debt securities, other securities or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in clause (iii) above), (v) the issuance of shares of Common Stock for consideration per share less than the then Fair Value per share of Common Stock (excluding securities issued in transactions referred to in clauses (i) through (iv) above and certain other issuances), (vi) the issuance of securities convertible into or exchangeable for Common Stock for a conversion or exchange price plus consideration received upon issuance less than the then Fair Value per share of Common Stock (excluding securities issued in transactions referred to in clauses (i) through (iv) above), and (vii) certain other events that could have the effect of depriving Holders of the Warrants of the benefit of all or a portion of the purchase rights evidenced by the Warrants. Adjustments to the Exercise Price per share will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if Warrant Holders are to participate in the transaction on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate in the transaction.

	       "Fair Value" per security at any date of determination shall be
(1) in connection with a sale to a party that is not an Affiliate (as defined) of the Company in an arm's-length transaction (a "Non-Affiliate Sale"), the price per security at which such security is sold and (2) in connection with any sale to an Affiliate of the Company, (a) the last price per security at which such security was sold in a Non-Affiliate Sale within the three-month period preceding such date of determination or (b) if clause (a) is not applicable, the fair market value of such security determined in good faith by
(i) a majority of the Board of Directors of the Company, including a majority of the Disinterested Directors, and approved in a board resolution delivered to the Warrant Agent or (ii) a nationally recognized investment banking, appraisal or valuation firm, which is not an Affiliate of the Company, in each case, taking into account, among all other factors deemed relevant by the Board of Directors of the Company or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded. Notwithstanding the foregoing, any sale to DLJSC (or any successor thereto) pursuant to an underwritten public offering registered under the Securities Act shall be deemed to be and treated as a Non-Affiliate Sale.

	       "Disinterested Director" means, in connection with any issuance of securities that gives rise to a determination of the Fair Value thereof, each member of the Board of Directors of the Company who is not an officer, employee, director or other Affiliate of the party to whom the Company is proposing to issue the securities giving rise to such determination.

	       No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the Exercise Price, provided however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

	       In the case of certain consolidations or mergers of the Company, or the sale of all or substantially all of the assets of the Company to another corporation, (i) each Warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such Holder would have been entitled as a result of such consolidation, merger or sale had the Warrants been exercised immediately prior thereto and (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale shall have been made will assume the obligations of the Company under the Warrant Agreement.

	       Reservation of Shares

	       The Company will at all times reserve and keep available such number of shares of Common Stock as will be issuable upon the exercise of all outstanding Warrants. Such shares of Common Stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

	       Amendment

	       From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any Holder. Any amendment or supplement to the Warrant Agreement that adversely affects the legal rights of the Holders of the Warrants will require the written consent of the Holders of a majority of the then outstanding Warrants (excluding Warrants held by the Company or any of its Affiliates). The consent of each Holder of the Warrants affected will be required for any amendment pursuant to which the Exercise Price would be increased or the number of Warrant Shares purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

	       Delivery and Form

	       The Warrants will be in the form of registered, certificated warrants.

Class A Warrants

	       The Class A Warrants were issued by the Company in connection with the Mergers together with the shares of PIK Preferred Stock. The following summary of the material provisions of the Class A Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Class A Warrant, including the definitions therein of certain terms used below, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

	       Each Class A Warrant, when exercised, will entitle the holder thereof (a "Class A Holder") to receive one fully paid and non-assessable share of Common Stock (the "Class A Warrant Shares"), at an exercise price of $0.01 per share (the "Class A Exercise Price"). The Class A Exercise Price and the number of Class A Warrant Shares are both subject to adjustment in certain cases referred to below. The Class A Warrants are exercisable at any time and, unless exercised, will automatically expire on August 1, 2010. The Class A Warrants, and any shares of Common Stock issued upon the exercise thereof, are subject to certain restrictions on transfer, voting and other matters contained in the Investors' Agreement. See "Description of Capital Stock -- Other Stockholder Matters."

	       The Class A Warrants may be exercised by executing and delivering a warrant exercise notice to the Company and tendering the Class A Warrant Certificate, together with the Class A Exercise Price to the Company not earlier than ten days following the delivery of the warrant exercise notice, other than in connection with the public offering of the Common Stock, in which case such notice may be delivered together with such tender. Instead of tendering cash in connection with the payment of the Class A Exercise
Price, the Class A Holder may elect (i) to receive a number of Class A Warrant Shares equal to the number otherwise receivable, reduced by a number of shares of Common Stock having the aggregate Fair Market Value (as defined) equal to the Class A Exercise Price for the Class A Warrant Shares, (ii) to deliver as payment, in whole or in part of the aggregate Class A Exercise Price, shares of Common Stock having the aggregate Fair Market Value equal to the applicable portion of the aggregate Class A Exercise Price for the Class A Warrant
Shares, or (iii) to deliver as payment, in whole or in part of the aggregate Class A Exercise Price, such number of Class A Warrants which, if exercised, would result in a number of shares of Common Stock having an aggregate Fair Market Value equal to the applicable portion of the aggregate Class A Exercise Price for the Class A Warrant Shares. If less than all of the Class A Warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of Class A Warrants. Holders of Class A Warrants will be able to exercise their Class A Warrants for cash so long as the Registration Statement is then in effect, or the exercise of such Class A Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various Holders of Class A Warrants, or other persons to whom it is proposed that Class A Warrant Shares be issued on exercise of the Class A Warrants, reside.

	       No fractional Class A Warrant Shares will be issued upon exercise of the Class A Warrants. The Company will pay to the Holder of a Class A Warrant at the time of exercise an amount in cash equal to the current market value of any such fractional Class A Warrant Shares less a corresponding fraction of the Class A Exercise Price.

	       The Holder of the Class A Warrants will have no right to vote on matters submitted to the stockholders of the Company and will have no right to receive dividends. The Holders of the Class A Warrants will not be entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the Company. In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court could determine that unexercised Class A Warrants are executory contracts, and therefore subject to rejection by the Company with approval of the bankruptcy court, and the Holders of the Class A Warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their Class A Warrants prior to the commencement of any such case.

	       In the event of a taxable distribution to holders of Common Stock that results in an adjustment to the number of Class A Warrant Shares or other consideration for which a Class A Warrant may be exercised, the Holders of the Class A Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

	       Adjustments

	       The number of Class A Warrant Shares purchasable upon exercise of Class A Warrants and the Class A Exercise Price will be subject to adjustment, subject to certain exceptions, in certain events including: (i) the payment by the Company in Common Stock of dividends and other distributions on the Common Stock, (ii) subdivisions, combinations and reclassification of the Common Stock, (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for Common Stock or securities convertible into, or exchangeable or exercisable for, Common Stock at a price which is less than the Current Market Price Per Common Share (as defined),
(iv) certain distributions to all holders of Common Stock of any of the Company's assets, debt securities, other securities or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in clause (iii) above), (v) the issuance of shares of Common Stock for consideration per share less than the then Current Market Price Per Common Share (excluding securities issued in transactions referred to in clauses (i) through (iv) above), (vi) the issuance of securities convertible into or exchangeable for Common Stock for a conversion or exchange price plus consideration received upon issuance less than the then Current Market Price Per Common Share (excluding securities issued in transactions referred to in clauses (i) through (iv) above), and (vii) certain other events that could have the effect of depriving Holders of the Class A Warrants of the benefit of all or a portion of the purchase rights evidenced by the Class A Warrants.

	       For purposes of the foregoing, the "Current Market Price Per Common Share" equals the average (weighted by daily trading volume) of the Daily Prices (as defined below) per share of Common Stock for the 20 consecutive trading days ending three days prior to such date. "Daily Price" means (1) if the shares of Common Stock then are listed and traded on the New York Stock Exchange, Inc. ("NYSE"), the closing price on such day as reported on the NYSE Composite Transactions Tape; (2) if the shares of Common Stock then are not listed and traded on the NYSE, the closing price on such day as reported by the principal national securities exchange on which the shares are listed and traded; (3) if the shares of Common Stock then are not listed and traded on any such securities exchange, the last reported sale price on such day on the National Market of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"); (4) if the shares of Common Stock then are not listed and traded on any such securities exchange and not traded on the NASDAQ National Market, the average of the highest reported bid and lowest reported asked price on such day as reported by NASDAQ; or (5) if such shares are not listed and traded on any such securities exchange, not traded on the NASDAQ National Market and bid and asked prices are not reported by NASDAQ, then the average of the closing bid and asked prices, as reported by The Wall Street Journal for the over-the-counter market. If on any determination date the shares of Common Stock are not quoted by any such organization, the Current Market Price Per Common Share shall be the fair market value of such shares on such determination date as determined by the Board of Directors, without regard to considerations of the lack of liquidity, applicable regulatory restrictions or any of the transfer restrictions or other obligations imposed on such shares set forth in the Investors' Agreement.

	       In the case of certain consolidations or mergers of the Company, or the sale of all or substantially all of the assets of the Company to another corporation, (i) each Class A Warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such Holder would have been entitled as a result of such consolidation, merger or sale had the Class A Warrants been exercised immediately prior thereto and (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale shall have been made will assume the obligations of the Company under the Class A Warrants.

	       Reservation of Shares

	       The Company will at all times reserve and keep available such number of shares of Common Stock as will be issuable upon the exercise of all outstanding Class A Warrants. Such shares of Common Stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

	       Delivery and Form

	       The Class A Warrants will be in the form of registered, certificated warrants.


		       DESCRIPTION OF CAPITAL STOCK

General

	       The following is a summary of certain of the rights and privileges pertaining to the shares of the Company's capital stock, including shares of Common Stock issuable upon exercise of the Warrants and the Class A Warrants. The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $0.001 per share, of which 1,385,169 shares are outstanding (excluding 110,453 Shares reserved for issuance upon the exercise of outstanding warrants, including the Warrants and the Class A Warrants) and 3,000,000 shares of preferred stock, par value $0.001 per share, of which the 1,400,000 shares of PIK Preferred Stock are outstanding. See "--PIK Preferred Stock."

Common Stock

	       Voting Rights. The holders of shares of Common Stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares can, if they choose to do so, elect the entire Board of Directors and determine most matters on which stockholders are entitled to vote.

	       Dividend Rights. Subject to the preferential rights of holders of outstanding shares of preferred stock, holders of shares are entitled to share equally in all dividends declared on shares, whether payable in cash, property or securities of the Company.

	       Liquidation Rights; Other Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares are entitled to share equally in the assets available for distribution after payment of liabilities, subject to the rights of the holders of outstanding shares of preferred stock. Holders of shares have no conversion, redemption or preemptive rights.

Transfer Agent and Registrar

	       The transfer agent and registrar for the Company's Common Stock is National City Bank, Cleveland, Ohio.

PIK Preferred Stock


	       The Board of Directors of the Company has authorized the designation of 3,000,000 shares of the PIK Preferred Stock. Each share of PIK Preferred Stock accretes cumulative, quarterly dividends at a compound rate of 15% per annum. Prior to August 1, 2003, dividends on the PIK Preferred Stock are payable in additional shares of PIK Preferred Stock. After August 1, 2003, dividends are payable in cash. Shares of PIK Preferred Stock have a liquidation preference equal to the sum of $25 plus, subject to certain conditions, accreted dividends. Shares of PIK Preferred Stock are non-voting, except as otherwise provided by law or by agreement. The PIK Preferred Stock is subject to redemption at the option of the Company at any time, at 115.00% of liquidation preference prior to August 1, 2003, at 107.50% of liquidation preference from August 1, 2003 to July 31, 2004, at 105.00% of liquidation preference from August 1, 2004 to July 31, 2005, at 102.50% of liquidation preference from August 1, 2005 to July 31, 2006, and at 100.00% of liquidation preference thereafter. On August 1, 2010, the PIK Preferred Stock will be subject to mandatory redemption by the Company. Upon the occurrence of a Change of Control, each holder of PIK Preferred Stock will have the right to require the Company to repurchase all or any part of such holder's PIK Preferred Stock at an offer price in cash equal to 101% of the liquidation preference thereof. The Company may at anytime but subject to certain conditions exchange all outstanding shares of PIK Preferred Stock for 15% Subordinated Exchange Debentures due 2010 (the "Exchange Debentures"). The Exchange Debentures will rank senior to all other subordinated debt (but junior to the Holdings Senior Discount Notes and the guarantee by the Company of Insilco's obligations under the Existing Credit Facility and the New Credit Facility), preferred stock and common equity of the Company.


	       The Company currently intends to create a new class of preferred stock, the 15% Senior Preferred Stock due 2010 (the "Compensation Preferred Stock"), for use in connection with its executive compensation plans. The Compensation Preferred Stock has no mandatory redemption provisions and is not exchangeable into Exchange Debentures, but is otherwise identical to the PIK Preferred Stock.

Other Stockholder Arrangements

	       In connection with the DLJMB equity investment, the Company, the DLJMB Funds and CVC entered into an Investors' Agreement (the "Investors' Agreement") granting the DLJMB Funds the right to demand registration of the Common Stock, the Class A Warrants and the PIK Preferred acquired in the DLJMB equity investment or thereafter issued by the Company in respect of such Common Stock, the Class A Warrants or the PIK Preferred by way of conversion, exchange, stock dividend, split or combination, recapitalization, merger, consolidation, other reorganization or otherwise (the "Investors' Registrable Securities"). Under the Investors' Agreement, DLJMB (on behalf of the DLJMB Funds) is entitled to require that the Company register some or all of the Investors' Registrable Securities for a period of up to 180 days (or such lesser period as is necessary to complete such offering) (an "Investors' Demand Registration"). The DLJMB Funds are in the aggregate limited to four such Investors' Demand Registrations. In addition, pursuant to the terms of the Investors' Agreement, if the Company proposes to file a registration statement under the Securities Act with respect to any offering of (or including) Common Stock, preferred stock or warrants (other than certain registrations relating to Common Stock or warrants issued in certain business combinations or pursuant to certain employee benefit plans), then the Company will provide, subject to certain limitations, the DLJMB Funds an opportunity to register their Investors' Registrable Securities of the same type as are proposed to be registered on the same terms and conditions (an "Investors' Piggyback Registration"). In connection with any Investors' Demand Registration or Investors' Piggyback Registration, the Company will be responsible for all expenses incurred in connection with such registration other than underwriting fees, discounts or commissions that may be payable in connection with the sale of Investors' Registrable Securities. In addition, the Company will indemnify the DLJMB Funds and the underwriters and each of their employees and affiliates against certain liabilities, including liabilities under the Securities Act, or will contribute to payments such indemnitee may be required to make in respect thereof.

	       Under the Investor's Agreement, CVC has the right to participate pro rata in any sale by the DLJMB Funds of their Common Stock above a threshold amount and the DLJMB Funds have the right to require CVC to participate pro rata in certain sales by the DLJMB Funds of their Common Stock. The Investors' Agreement would also grant CVC the right to participate in any demand registration made by the DLJMB Funds, on a pro rata basis, and certain pre-emptive and other rights. The Company has agreed to take such actions as may be necessary to permit the DLJMB Funds to resell their shares of PIK Preferred Stock pursuant to Rule 144A under the Securities Act, including, without limitation, preparing an offering memorandum and entering into customary purchase agreements and registration rights agreements. The foregoing summarizes certain provisions of the Investors' Agreement, but does not purport to be complete and is subject to, and qualified by reference to, the rest of the Investors' Agreement, a copy of which has been filed as an exhibit to the Registration Statement.

	       On August 17, 1998, Water Street and the Company entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is required, among other things, to prepare and file with the Commission a shelf registration statement (the "Shelf Registration Statement") relating to the resale of the Existing Shares (and which may also include the other Offered Securities). The Company further agreed to use its best efforts (i) to cause such Shelf Registration Statement to be declared effective as promptly as practicable, but in any event within 90 days of the date of the Registration Rights Agreement, and
(ii) to keep the Shelf Registration Statement continuously effective and in compliance with the Securities Act and usable for resale of the Existing Shares from the date on which the Commission declares effective the Shelf Registration Statement until August 17, 1999 (subject to the right of the Company, under certain circumstances, to postpone or suspend for a reasonable period of time, not to exceed 60 days in the aggregate, the proposed offering of Existing Shares pursuant to the Shelf Registration Statements). Pursuant to the Registration Rights Agreement, the Company has also agreed to use its best efforts to meet certain reporting requirements under the Securities Act and the Exchange Act to enable the Selling Stockholders to sell their Existing Shares without registration under the Securities Act as contemplated by Rule 144 and Rule 145 thereunder. The Registration Statement, of which this Prospectus is a part, will constitute the Shelf Registration Statement for purposes of the Registration Rights Agreement.

	       In connection with the Shelf Registration Statement, the Company will be responsible for all expenses incurred in connection with such registration, except that Water Street (or such other participating Selling Stockholders, if any) will pay any underwriting discounts or commissions that may be payable in connection with the sale of its Existing Shares. In addition, the Company will indemnify Water Street and the underwriters and each of their employees and affiliates against certain liabilities, including liabilities under the Securities Act, or will contribute to payments Water Street may be required to make in respect thereof. The Registration Rights Agreement terminates, except with respect to rights to indemnification, upon the earliest to occur of the sale of all of the Existing Shares by Water
Street and such other participating Selling Stockholders (and certain permitted transferees), the mutual consent of the parties and August 17, 1999 (except as such date may be extended under certain circumstances as set forth in the Registration Rights Agreement).

	       The foregoing summarizes the material provisions of the registration rights agreement, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the rest of the registration rights agreement, a copy of which has been filed with the Commission.

Section 203 of Delaware General Corporation Law

	       The Company is a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 prevents an "Interested Stockholder" (defined generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions, such as transactions effected with the approval of the Board of Directors or of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The Board of Directors, in approving the Merger Agreement and the Mergers, rendered the two-thirds stockholders vote provided for by Section 203 of the DGCL inapplicable to the Mergers.

			   PLAN OF DISTRIBUTION

	       The Company will receive no proceeds from this offering, other than in connection with the exercise of Warrants and Class A Warrants by Exercising Warrantholders. The Offered Securities offered hereby may be sold by the Warrantholders and the Selling Stockholders from time to time in transactions in the over-the-counter market, in negotiated transactions, in underwritten offerings, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Warrantholders and the Selling Stockholders may effect such transactions by selling the Offered Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Warrantholders and the Selling Stockholders and/or the purchasers of the Offered Securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

	       In order to comply with the securities laws of certain states, if applicable, the Offered Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Offered Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

	       The Warrantholders and the Selling Stockholders and any broker-dealers or agents that participate with the Warrantholders and the Selling Stockholders in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Offered Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

	       Each Warrantholder and Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Warrantholders and the Selling Stockholders.


			       LEGAL MATTERS

	       Certain legal matters with respect to the validity of the shares of Offered Securities offered hereby are being passed upon for the Company by Davis Polk & Wardwell, New York, New York.


				  EXPERTS

      The consolidated financial statements and schedules of the Company as of December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, incorporated by reference herein, have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein, in reliance upon the authority of said firm as experts in giving said reports.


			   AVAILABLE INFORMATION

	       This Prospectus, which constitutes a part of the Registration Statement filed by the Company with the Commission under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

	       The Company is subject to the information requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates and may be accessed electronically by means of the Commission's home page on the Internet at http:/www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330.The Company's Common Stock is traded in the over-the-counter market under the symbol "INSL."


	 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


	       The Unaudited Pro Forma Condensed Consolidated Financial Data are based upon historical consolidated financial statements of Insilco as adjusted to give effect to the Refinancing, the Mergers, including the Merger Financing and application of the proceeds thereof. In addition, the operating results for the first six months of 1997 and full year 1997 have been adjusted to give effect to the 1997 Transactions described below. A summary of these adjustments follows.

	       The Refinancing includes the following transactions:

		o The issuance of the Insilco Units which will generate gross
		  proceeds to Insilco of approximately $120.0 million.

		o The repurchase of the 10(1)/(4)% Notes at a purchase price
		  of 101% of principal amount plus accrued and unpaid interest, assuming that all of the 10(1)/(4)% Notes are purchased.

		o The execution and delivery of the New Credit Facility and
		  borrowings thereunder (i) to refinance the Existing Credit Facility and (ii) to purchase 10(1)/(4)% Notes. See "Risk Factors--Potential Default under Existing Credit Facility; Potential Lack of Financing."

		o Payment of fees and expenses in connection with the Insilco
		  Unit offering, the New Credit Facility and the purchase of the 10(1)/(4)% Notes.

	       The Reorganization Merger was accounted for as a reorganization of entities under common control, and had no impact on the historical basis of the assets or liabilities of the Company or Insilco. The Merger was accounted for as a recapitalization and had no impact on the historical basis of the assets or liabilities of the Company or Insilco.

	       The Mergers included the following transactions:

		o The issuance of Holdings Units by Silkworm which generated
		  gross proceeds to Silkworm of approximately $70.2 million, and new borrowings under Insilco's Existing Credit Facility of approximately $41.8 million, of which $26.8 million was paid as a dividend from Insilco to the Company to fund a portion of the Merger Consideration.

		o The initial capitalization of Silkworm through the issuance
		  of 1,245,138 shares of Silkworm common stock for $56.1 million and the issuance of 1,400,000 shares of PIK Preferred Stock and Class A Warrants to purchase 65,603 shares of Common Stock for aggregate consideration of $35.0 million.

		o Payment of the Merger Consideration for each share of common
		  stock of Insilco outstanding immediately prior to the Mergers (4,145,372 shares based on the number of shares outstanding as of June 15, 1998 and assuming no stockholders validly perfect appraisal rights) consisting of $43.48 in cash and 0.03378 of a share of the Company.

		o Payment of fees and expenses associated with the issuance of
		  the Holdings Senior Discount Notes, the waiver of certain Events of Default under the Existing Credit Facility, and the Mergers.

		o Vesting of all outstanding Options and payment of the Option
		  Cash Payments (and applicable withholding taxes) and payments pursuant to employment related agreements.

	       The 1997 Transactions consisted of the following:

		o Refinancing -- Insilco entered into the Existing Credit
		  Facility as July 3, 1997 that, among other things, provides for (i) a $200 million revolving credit facility, (ii) a $50 million sublimit for commercial and standby letters of credit and (iii) a $50 million sublimit for advances in selected foreign currencies.

		o The issuance of 10 1/4% Notes -- On August 12, 1997,
		  Insilco issued $150 million aggregate principal amount of the 10 1/4% Notes.


		o Share Repurchase -- On July 10, 1997, Insilco, using the
		  proceeds of its sale of the Rolodex Business, purchased an aggregate of 2,857,142 shares for $110 million. On August 12, 1997, Insilco completed a tender offer pursuant to which it purchased an additional 2,857,142 shares of common stock of Insilco for $110 million. The purchase of shares of common stock of Insilco in the tender offer was paid for with proceeds received through the issuance by Insilco of the 10 1/4% Notes.

	       The unaudited pro forma condensed consolidated balance sheet data as of June 30, 1998 have been prepared as if the Mergers occurred on that date. The unaudited pro forma condensed consolidated income statements have been prepared as if the Mergers and the 1997 Transactions all occurred on January 1 of the relevant period; however, the expenses directly related to the aforementioned transactions (other than interest expense) are excluded from the unaudited pro forma condensed consolidated income statements. The Unaudited Pro Forma Condensed Consolidated Financial Data are based on certain assumptions and estimates, and therefore do not purport to be indicative of the results that would have been obtained had the transactions been completed as of such dates or indicative of future results of operations and financial position.


		   INSILCO HOLDING CO. AND SUBSIDIARIES
	 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
			    As of June 30, 1998
			      (In thousands)

							     Insilco
				 -------------------------------------------------------------
						 Merger             Refinancing                    Silkworm         Company  Pro
				 Historical   Adjustments            Adjustment      Pro Forma   Adjustments            Forma
				 ----------   -----------           -----------      ---------   -----------        ------------
	    Assets
Current assets
 Cash and cash equivalents....       $6,983            --  (1)                          6,983            --  (1)          6,983
 Trade receivables, net.......       85,142                                            85,142                            85,142
 Other receivables............        3,501                                             3,501                             3,501
 Inventories..................       61,869                                            61,869                            61,869
 Deferred tax asset...........           --                                                --                                --
 Prepaid expenses and other...        3,262                                             3,262                             3,262
				    -------        ------              ------         -------        ------             -------
 Total current assets.........      160,757            --                  --         160,757            --             160,757
				    -------        ------              ------         -------        ------             -------
Property, plant and equipment.      113,318                                           113,318                           113,318
Deferred tax assets...........           --         1,599  (3)(5)                       1,599           165  (3)(5)       1,764
Other assets..................       40,043           600  (2)         (5,374) (11)    44,027         3,156  (2)         47,183
						    1,258  (6)          7,500  (12)
				    -------        ------              ------         -------        ------             -------
Total assets..................      314,118         3,457               2,126         319,701         3,321             323,022
				    =======        ======              ======         =======        ======             =======

Liabilities and Stockholders'
Equity (Deficit)
Current liabilities
 Current portion of long-term
   debt.......................          $15                             1,000  (14)     1,015                             1,015
 Accounts payable.............       36,755                                            36,755                            36,755
 Customer deposits............       15,141                                            15,141                            15,141
 Accrued expenses and other...       44,597        (3,548) (3)(5)      (2,646) (13)    38,403          (220) (3)(5)      38,183
				    -------        ------              ------         -------        ------             -------

 Total current liabilities....       96,508        (3,548)             (1,646)         91,314          (220)             91,094
				    -------        ------              ------         -------        ------             -------
Long-term debt................      264,799        41,804  (1)(4)       8,000  (14)   314,603        68,187  (1)(4)     382,790
Other long-term obligations...       43,615                                            43,615                            43,615
				    -------        ------              ------         -------        ------             -------
   Total liabilities..........      404,922        38,256               6,354         449,532        67,967             517,499
Preferred Stock...............                                                                       32,049  (1)(9)      32,049
Stockholders' equity (deficit)      (90,804)      (10,340) (1)(5)                                    (4,215) (1)(5)
						   (1,667) (3)                                     (180,241) (1)(7)
						  (26,761) (10)                                      56,031  (1)(8)
						    3,969  (3)(6)                                     4,969  (4)(9)
								       (4,228) (15)  (129,831)       26,761  (10)      (226,526)
				    -------        ------              ------         -------        ------             -------
   Total liabilities and
     stockholders' equity
     (deficit)................      314,118         3,457               2,126         319,701         3,321             323,022
				    =======        ======              ======         =======        ======             =======




The notes to the unaudited pro forma condensed consolidated balance sheet follow:


(1) The sources and uses of cash required to consummate the Mergers as of June 30, 1998 follow (amounts in thousands):

						      Insilco
					  ------------------------------
					  Recorded at      Pending as of
					    6/30/98           6/30/98          Silkworm      Company
					  -----------      -------------       --------      -------
Sources:
Revolving credit facility............         $1,340            41,804               --       43,144
Units................................             --                --           70,205       70,205
Preferred stock and warrants.........             --                --           35,000       35,000
Dividend from Insilco to Silkworm....             --           (26,761)          26,761           --
Common stock purchased...............             --                --           56,031       56,031
					       -----            ------          -------      -------
					       1,340            15,043          187,997      204,380
					       =====            ======          =======      =======
Uses:
Cash merger consideration............             --                --          180,241      180,241
Estimated fees and expenses..........          1,340            15,043            7,756       24,139
					       -----            ------          -------      -------
					       1,340            15,043          187,997      204,380
					       =====            ======          =======      =======



(2) To record the estimated costs and expenses associated with issuing the Holdings Senior Discount Notes and borrowing on the Existing Credit Facility, which will be capitalized as debt issuance costs and amortized using the effective interest method over the life of the respective financial instruments, as follows (amounts in thousands):


						     Insilco
					  ------------------------------
					  Recorded at      Pending as of
					    6/30/98           6/30/98          Silkworm      Company
					  -----------      -------------       --------      -------
Commitment fees and underwriting
  discounts..........................            --               $500           2,456         2,956
Professional fees....................            --                100             500           600
Miscellaneous fees and expenses......            --                 --             200           200
						---                ---           -----         -----
						 --                600           3,156         3,756


(3) To record the estimated non-cash compensation expense related to the Rollover of Options and Other Compensation (the Value Appreciation Agreement), net of estimated tax benefits (the aggregate gain of Rollover Options represents (i) $45.00 per share, (ii) less applicable strike prices of the Rollover Shares, (iii) times the number of the Rollover Shares). The statutory rate used to calculate the tax benefit to the Company was 38.5% (35.0% federal rate and an estimated 3.5% average state tax rate, as follows (amount in thousands):

						      Insilco
					  ------------------------------
					  Recorded at      Pending as of                       Surviving
					    6/30/98            6/30/98         MergerSub      Corporation
					  -----------      -------------       ---------      -----------
Rollover of options..................            --             $2,403              --             2,403
Rollover of other compensation.......            --                308              --               308
 Total...............................            --              2,711              --             2,711
Less tax benefit.....................            --             (1,044)             --            (1,044)
						---              -----             ---             -----
 Net expense.........................            --              1,667              --             1,667



(4) To record the issuance and sale of the Units by Silkworm with Warrants to purchase up to 44,850 shares of Silkworm Common Stock which will generate approximately $70.2 million of gross proceeds and $43.1 million of additional borrowing by Insilco under its Existing Credit Facility.


(5) To record the estimated fees and expenses, net of the estimated tax benefits, which will be expensed upon consummation of the transactions (the remainder of the fees and expenses are capitalized or non-cash items -- see Notes 2 and 3), as follows (amounts in thousands):

							  Insilco
					      ------------------------------
					      Recorded at      Pending as of
						6/30/98           6/30/98          Silkworm        Company
					      -----------      -------------       --------        -------
Compensation Expenses:
  Buyout of existing options.............            --               6,691              --          6,691
  Other..................................       $    77               2,215              --          2,292
Backstop and bridge facility commitments             --               1,750           1,100          2,850
Professional fees                                 1,224               3,476           3,500          8,200
Other                                                39                 311              --            350
						  -----              ------           -----         ------
     Total                                        1,340              14,443           4,600         20,383
Less tax benefit                                    (30)             (4,103)           (385)        (4,518)
						  -----              ------           -----         ------
     Net expenses                                 1,310              10,340           4,215         15,865
						  =====              ======           =====         ======


	       Statutory tax rates used to calculate the tax benefit of (i) Insilco was 38.5% (35.0% federal rate and an estimated 3.5% average state rate) and (ii) Silkworm was 35.0% (federal rate).

(6) To record the issuance of equity units to management. Insilco will provide interest-bearing loans to certain employees under the Management Investment Program for the sole purpose of purchasing a portion of the equity units.

(7) To record the cash portion of the Merger Consideration of $43.48 per share (assuming that no appraisal rights are validly perfected) (based on 4,145,372 shares).

(8)  To record the sale of 1,245,138 shares of Silkworm Common Stock.

(9) To record the sale of 1,400,000 shares of PIK Preferred Stock and Class A Warrants to acquire 65,603 shares of Common Stock.

(10) To record a dividend from Insilco to the Company (into which Silkworm merged).


(11) To write off deferred financing costs of $5.4 million related to the existing 10 1/4% Notes.

(12) To record $7.5 million of deferred financing costs related to the issuance of the Notes and the refinancing of the Existing Credit Facility with the New Credit Facility. Deferred financing costs for the New Credit Facility include commitment fees, which will be 0.5% for banks party to the Existing Credit Facility and 2.50% for new banks. The deferred financing costs have been calculated as if all existing banks commit to the New Credit Facility. If none of the existing banks commit, deferred financing costs would increase by $4.0 million.

(13) To record the tax benefit associated with the write off of the deferred financing costs and the repurchase premium related to the existing
     10 1/4% Notes at a statutory rate of 38.5%.

(14) To record (i) the repurchase of $150.0 million of 10 1/4% Notes, (ii) the proceeds from the issuance of $120.0 million of Notes, and (iii) incremental borrowings under the Existing Credit Facility of $39.0 million.

(15) To record the impact on stockholders' equity of the write off of deferred financing fees and the repurchase premium relating to the existing
     10 1/4% Notes net of taxes at a statutory rate of 38.5%.



		   INSILCO HOLDING CO. AND SUBSIDIARIES

	UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
		      Six Months Ended June 30, 1998
		   (In thousands, except per share data)

								Insilco
				      -------------------------------------------------------------
						       Merger          Refinancing                       Silkworm          Company
				      Historical    Adjustments        Adjustments        Pro Forma    Adjustments        Pro Forma
				      ----------    -----------        -----------        ---------    -----------        ---------
Net sales...........................   $287,323                                             287,323                        287,323
Cost of goods sold .................    200,671                                             200,671                        200,671
Depreciation and amortization.......     10,643                                              10,643                         10,643
Selling, general and administrative.     52,044             (77) (1)
							 (1,263) (2)                         50,704                         50,704
					-------           -----            -----            -------        -----           -------
Operating income....................     23,965           1,340               --             25,305           --            25,305

Interest expense:
 Currently payable .................    (13,138)         (1,564) (4)      (1,847) (6)       (16,549)                       (16,549)
 Accretion..........................        (81)                                                (81)      (4,914) (4)       (4,995)
 Amortization ......................       (586)            (60) (4)        (167) (6)          (813)        (154) (4)         (967)
Interest income.....................         72                                                  72                             72
Equity in net income of Thermalex...      1,423                                               1,423                          1,423
Other income, net...................      2,053                                               2,053                          2,053
					-------           -----            -----            -------        -----           -------
 Income before income taxes.........     13,708            (284)          (2,014)            11,410       (5,068)            6,342
Income tax expense..................     (6,494)            (30) (1)
							  1,263  (2)
							    625  (5)         775  (5)        (3,861)       1,443  (5)       (2,418)
					-------           -----            -----            -------        -----           -------
 Net income.........................      7,214           1,574           (1,239)             7,549       (3,625)            3,924
Preferred stock dividend ...........         --              --               --                 --       (2,743)           (2,743)
					-------           -----            -----            -------        -----           -------
 Net income available to common.....      7,214           1,574           (1,239)             7,549       (6,368)            1,181
					=======           =====            =====            =======        =====           =======
Earnings per common share:
 Basic..............................       1.74                                                                               0.75
 Basic shares.......................      4,141                                                                              1,583
 Diluted............................       1.69                                                                               0.72
 Diluted shares ....................      4,270                                                                              1,646


		   INSILCO HOLDING CO. AND SUBSIDIARIES

	UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
		      Six Months Ended June 30, 1997
		   (In thousands, except per share data)

							  Insilco
				  -------------------------------------------------------
						   1997           Merger      Refinancing                  Silkworm      Holdings
				  Historical   Transactions    Adjustments    Adjustments    Pro Forma    Adjustments    Pro Forma
				  ----------   ------------    -----------    -----------    ---------    -----------    ---------
Net sales.....................     $276,215                                                    276,215                    276,215
Cost of goods sold............      189,953                                                    189,953                    189,953
Depreciation and amortization.        9,604                                                      9,604                      9,604
Selling, general and
  administrative..............       47,857                                                     47,857                     47,857
				    -------      -----           -----            -----         ------      -----         -------
 Operating income.............       28,801         --              --               --         28,801         --          28,801
Interest expense:
 Currently payable............       (7,181)    (7,118) (3)     (1,564) (4)      (1,646) (6)   (17,509)                   (17,509)
 Accretion....................         (102)                                                      (102)    (4,914) (4)     (5,016)
 Amortization.................         (479)                       (60) (4)        (462) (6)    (1,001)      (154) (4)     (1,155)
Interest income...............        2,038     (1,810) (3)                                        228                        228
Equity in net income of
 Thermalex....................        1,547         --                                           1,547                      1,547
Other income, net ............           68                                                         68                         68
				    -------      -----           -----            -----         ------      -----         -------
 Income (loss) from
   continuing operations
   before income taxes               24,692     (8,928)         (1,624)          (2,108)        12,032     (5,068)          6,964
Income tax expense............       (9,124)     3,437  (3)        625  (5)         812  (5)    (4,250)     1,443  (5)     (2,807)
				    -------      -----           -----            -----         ------      -----         -------
 Income (loss) from
   continuing operations......       15,568     (5,491)           (999)          (1,296)         7,782     (3,625)          4,157

Preferred stock dividend .....           --         --              --               --             --     (2,743)         (2,743)
				    -------      -----           -----            -----         ------      -----         -------
 Income available to
    common from
    continuing operations.....       15,568     (5,491)           (999)          (1,296)         7,782     (6,368)          1,414
				    =======      =====           =====            =====         ======      =====         =======

Earnings from continuing
 operations per common
 share:
 Basic  ......................         1.63                                                                                  0.89
 Basic shares ................        9,585                                                                                 1,583
 Diluted......................         1.58                                                                                  0.86
 Diluted shares ..............        9,875                                                                                 1,646

		   INSILCO HOLDING CO. AND SUBSIDIARIES

	UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
		       Year Ended December 31, 1997
		   (in thousands, except per share data)

								     Insilco
						   1997           Merger      Refinancing                  Silkworm       Holdings
				  Historical   Transactions    Adjustments    Adjustments    Pro Forma    Adjustments    Pro Forma
				  ----------   ------------    -----------    -----------    ---------    -----------    ---------
Net sales.....................     $528,233                                                    528,233                     528,233
Cost of goods sold............      370,845                                                    370,845                     370,845
Depreciation and amortization.       18,377                                                     18,377                      18,377
Selling, general and                                                                                                        87,909
  administrative................     87,909                                                     87,909
				    -------       -----          -----          -----          -------     ------          -------
 Operating income.............       51,102          --             --             --           51,102         --           51,102
Interest expense:
 Currently payable............      (19,326)     (8,634) (3)    (3,128) (4)    (3,237) (6)     (34,325)                    (34,325)
 Accretion....................         (204)                                                      (204)   (10,173) (4)     (10,377)
 Amortization.................       (1,032)       (245) (3)      (120) (4)      (662) (6)      (2,059)      (320) (4)      (2,379)
Interest income...............        2,837      (2,091) (3)                                       746                         746
Equity in net income of
 Thermalex....................        2,647                                                      2,647                       2,647
Other income, net.............          794                                                        794                         794
				    -------       -----          -----          -----          -------     ------          -------
 Income from continuing
   operations before
   income taxes and
   extraordinary item.........       36,818     (10,970)        (3,248)        (3,899)          18,701    (10,493)           8,208
Income tax expense............      (13,404)      4,223  (3)     1,250  (5)     1,501  (5)      (6,430)     2,977  (5)      (3,453)
				    -------       -----          -----          -----          -------     ------          -------
 Income from continuing
   operations before
   extraordinary item.........       23,414      (6,747)        (1,998)        (2,398)          12,271     (7,516)           4,755
Preferred stock dividend......           --          --             --             --               --     (5,695)          (5,695)
				    -------       -----          -----          -----          -------     ------          -------
Income (loss) available to
 common from continuing
 operations before
 extraordinary item...........      $23,414      (6,747)        (1,998)        (2,398)          12,271    (13,211)            (940)
				    =======       =====          =====          =====           ======     ======          =======
Earnings (loss) from
 continuing operations per
 common share before
 extraordinary item:
 Basic........................       $ 3.25                                                                                  (0.59)
 Basic shares.................        7,200                                                                                  1,583
 Diluted......................       $ 3.19                                                                                  (0.57)
 Diluted shares...............        7,345                                                                                  1,646


------------
The notes to the Unaudited Pro Forma Condensed Consolidated Income Statements
for the six months ended June 30, 1997 and 1998 and for the year ended
December 31, 1997 follow:

(1) To exclude non-recurring, tax deductible Merger expenses and the related income tax effect recorded in the six months ended June 30, 1998.
(2) To exclude non-recurring, non-tax deductible Merger expenses and the related income tax effect recorded in the six months ended June 30, 1998.

(3) To record the effect on interest expense and the related income tax effect of (i) the purchase on July 10, 1997 of 2,857,142 shares at $38.50 per share in cash for an aggregate purchase price of $110.0 million, (ii) the entering into of the Existing Credit Facility on July
    3, 1997 and the issuance and sale of $150.0 million aggregate principal amount of the 10 1/4% Notes on August 12, 1997, and (iii) the purchase on August 12, 1997 of 2,857,142 shares at $38.50 per share in cash for an aggregate purchase price of $110.0 million, as if the aforementioned transactions had occurred as of the beginning of the periods presented.
    Statutory tax rates used to calculate the income tax effect was 38.5%
    (35.0% federal rate and an estimated 3.5% average state rate).
(4) To record the incremental interest expense for the six months ended
    June 30, 1997 and 1998 and for the year ended December 31, 1997 as follows: (i) $4.9 million, $4.9 million and $10.2 million, respectively, associated with Silkworm's issuance of up to $70.2 million of Holdings Senior Discount Notes at a 14.0 % interest rate compounded semi-annually; (ii) $1.6 million, $1.6 million and $3.1 million, respectively, associated with the Company's $43.1 million of additional borrowings under the Existing Credit Facility at an assumed interest rate of 7.25%; (iii) amortization of Silkworm's $5.2 million of debt issuance costs and discount related to the warrants related to the Holdings Units of $0.2 million, $0.2 million and $0.3 million, respectively, over the 10 year note term under the effective interest method; and (iv) amortization of the incremental debt issuance costs associated with the Existing Credit Facility agreement totaling $0.6 million ratably over the remaining 5 year term.
(5) To record the tax benefit of the transaction at the statutory rate of each respective entity. Statutory tax rates used to calculate the tax benefit of (i) the Company was 38.5% (35.0% federal rate and an estimated 3.5% average state rate) and (ii) Silkworm was approximately
    28.4% , which is the 35.0% federal tax rate adjusted for the non-deductible portion of accreted interest due to excess "OID" over the allowable yield to maturity.
(6) To record the net increase in interest expense for the six months ended June 30, 1997 and 1998 and for the year ended December 31, 1997 as follows: (i) $0.6 million, $0.8 million and $1.2 million increase in interest expense associated with the increase in LIBOR spreads from 125 bps under the Existing Credit Facility to a spread of 350 bps for the Term Loan Facility under the New Credit Facility and to a spread of 275 bps for the existing revolving credit facility and based on an assumed LIBOR rate of 4.98% thereunder, (ii) $1.5 million, $1.5 million, and $3.0 million increase in interest expense related to the additional borrowings under the existing revolving credit facility, incurred in connection with the Refinancing, (iii) $7.2 million, $7.2 million, and $14.4 million increase in interest expense relating to the issuance of the Notes at a rate of 12.0%, offset by a $7.7 million, $7.7 million, and $15.4 million reduction in interest expense relating to the repayment of the 10 1/4% Notes and the amortization expense relating to the issuance of the Notes and the additional Bank Fees partially offset by a reduction in amortization expense relating to the repurchase of the 10 1/4% Notes. A one-quarter of one percent change in interest rates would impact interest expense for borrowings under the Existing Credit Facility for the six months ended June 30, 1997 and 1998 and for the year ended December 31, 1997 in the amount of approximately $0.2 million, $0.2 million and $0.5 million, respectively. A one-eighth of one percent change in interest rates would impact interest expense for indebtedness relating to the Notes for the six months ended June 30, 1997 and 1998 and for the year ended
    December 31, 1997 in the amount of approximately $0.1 million, $0.1 million and $0.2 million, respectively.



		   INSILCO HOLDING CO. AND SUBSIDIARIES
	UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
		  Last Twelve Months Ended June 30, 1998
		   (In thousands, except per share data)

								 1997                                     1998
						    --------------------------------      -------------------------------------
						    Full Year       First Six Months      First Six Months       Last 12 Months
						    ---------       ----------------      ----------------       --------------
Net Sales......................................     $528,233              276,215               287,323              539,341
Cost of goods sold.............................      370,845              189,953               200,671              381,563
Depreciation and amortization..................       18,377                9,604                10,643               19,416
Selling, general and administrative............       87,909               47,857                50,704               90,756
						     -------              -------               -------              -------
 Operating income..............................       51,102               28,801                25,305               47,606
Interest expense:
 Currently payable.............................      (34,325)             (17,509)              (16,549)             (33,365)
 Accretion.....................................      (10,377)              (5,016)               (4,995)             (10,356)
 Amortization..................................       (2,379)              (1,155)                 (967)              (2,191)
Interest income................................          746                  228                    72                  590
Equity in net income of Thermalex..............        2,647                1,547                 1,423                2,523
Other income, net..............................          794                   68                 2,053                2,779
						     -------              -------               -------              -------
 Income from continuing operations before
   income taxes and extraordinary item.........        8,208                6,964                 6,342                7,586
Income tax expense.............................       (3,453)              (2,807)               (2,418)              (3,064)
						     -------              -------               -------              -------
 Income from continuing operations before
   extraordinary item..........................        4,755                4,157                 3,924                4,522
Preferred stock dividend.......................       (5,695)              (2,743)               (2,743)              (5,695)
						     -------              -------               -------              -------
 Income (loss) available to common from
   continuing operations before
      extraordinary item.......................     $   (940)               1,414                 1,181               (1,173)
						     =======              =======               =======              =======
Earnings (loss) from continuing operations per
 common share before extraordinary item:
 Basic ........................................     $  (0.59)                0.89                  0.75                (0.74)
 Basic shares..................................        1,583                1,583                 1,583                1,583
 Diluted.......................................     $  (0.57)                0.86                  0.72                (0.71)
 Diluted shares................................        1,646                1,646                 1,646                1,646
Other Data:
 EBITDA (1)....................................       69,479               38,405                35,948               67,022
 Adjusted EBITDA (2)...........................       71,341               40,067                38,740               70,014
 Capital Expenditures..........................       23,583               10,315                10,884               24,152
 Cash interest.................................       34,325               17,509                16,549               33,365



------------
(1) "EBITDA" represents net income before interest expense, interest income, income taxes, depreciation and amortization, other income, equity in net income of Thermalex and net gain or net loss on sale of assets.  EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles. EBITDA data are included because the
    Company understands that such information is used by certain investors as one measure of an issuer's historical ability to service debt. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies, or to the defined term "Consolidated
    Cash Flow" used in the "Incurrence of Indebtedness and Issuance of
    Preferred Stock" covenant described herein, due to the potential inconsistencies in the method of calculation.

(2) "Adjusted EBITDA" equals EBITDA plus dividends received from Thermalex of $1.5 million, $1.5 million, $1.3 million and $1.3 million for the years ended December 31, 1997, the six months ended June 30, 1997, the six months ended June 30, 1998 and the twelve months ended June 30, 1998, respectively, and excluding the effect of (i) $0.4 million, $0.2 million, $0.8 million and $1.0 million of legal expenses relating to the Jostens antitrust suit for the year ended December 31, 1997, six months ended June
    30, 1997, the six months ended June 30, 1998 and twelve months ended June
    30, 1998, respectively; (ii) $0.7 million of corporate officers' severance for the six months and twelve months ended June 30, 1998; and (iii) Merger expenses recorded and paid of $1.3 million for the six months and twelve months ended June 30, 1998.



		   INSILCO CORPORATION AND SUBSIDIARIES
	UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
		  Last Twelve Months Ended June 30, 1998
		   (In thousands, except per share data)

							       1997                                      1998
						 --------------------------------      -------------------------------------
						 Full Year       First Six Months      First Six Months       Last 12 Months
						 ---------       ----------------      ----------------       --------------
Net Sales...................................       $528,233            276,215                287,323              539,341
Cost of goods sold..........................        370,845            189,953                200,671              381,563
Depreciation and amortization...............         18,377              9,604                 10,643               19,416
Selling, general and administrative.........         87,909             47,857                 50,704               90,756
 Operating income...........................         51,102             28,801                 25,305               47,606
Interest expense:
 Currently payable..........................        (34,325)           (17,509)               (16,549)             (33,365)
 Accretion..................................           (204)              (102)                   (81)                (183)
 Amortization...............................         (2,059)            (1,001)                  (813)              (1,891)
Interest income.............................            746                228                     72                  590
Equity in net income of Thermalex...........          2,647              1,547                  1,423                2,523
Other income, net...........................            794                 68                  2,053                2,779
 Income from continuing operations before
   income taxes and extraordinary item......         18,701             12,032                 11,410               18,079
Income tax expense..........................         (6,430)            (4,250)                (3,861)              (6,041)
 Income from continuing operations before            12,271             12,032                  7,549               12,038
    extraordinary item......................
Other Data:
 EBITDA (1).................................         69,479             38,405                 35,948               67,022
 Adjusted EBITDA (2)........................         71,341             40,067                 38,740               70,014
 Capital Expenditures.......................         23,583             10,315                 10,884               24,152
 Cash interest..............................         34,325             17,509                 16,549               33,365



------------
(1) "EBITDA" represents net income before interest expense, interest income, income taxes, depreciation and amortization, other income, equity in net income of Thermalex and net gain or net loss on sale of assets.  EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles.  EBITDA data are included because the Company understands that such information is used by certain investors as one measure of an issuer's historical ability to service debt.  While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies, or to the defined term "Consolidated Cash Flow" used in the
    "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant described herein, due to the potential inconsistencies in the method of calculation.

(2) "Adjusted EBITDA" equals EBITDA plus dividends received from Thermalex of $1.5 million, $1.5 million, $1.3 million and $1.3 million for the years ended December 31, 1997, the six months ended June 30, 1997, the six months ended June 30, 1998 and the twelve months ended June 30, 1998, respectively, and excluding the effect of (i) $0.4 million, $0.2 million, $0.8 million and $1.0 million of legal expenses relating to the Jostens antitrust suit for the year ended December 31, 1997, six months ended June 30, 1997, the six months ended June 30, 1998 and twelve months ended June 30, 1998, respectively; (ii) $0.7 million of corporate officers' severance for the six months and twelve months ended June 30, 1998; and (iii) Merger expenses recorded and paid of $1.3 million for the six months and twelve months ended June 30, 1998.



				  PART II
		  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Offered Securities being registered. All of the amounts shown are estimates, except for the registration fee.

	       Registration fee...............      $     26,298
	       Legal fees and expenses........      $     25,000
	       Accounting fees and expenses...      $      5,000
	       Other..........................      $        202
							--------
		   Total.........................   $     56,500
							========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

	       Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. Article Seventeen of the Company's Certificate of Incorporation provides for full indemnification of its officers, directors, employees and agents to the extent permitted by Delaware law.

	       The Company provides insurance from commercial carriers against certain liabilities incurred by the directors and officers of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

	       Exhibits.


  Exhibit
   Number
  -------
    2.1    Agreement and Plan of Merger, dated as of March 24, 1998, among Insilco, INR Holding Co.,
	   and Silkworm Acquisition Corporation (incorporated by reference to Exhibit 10(n) to the
	   Registration Statement on Form S-4 (File No. 333-51145) of Insilco).
    2.2    Amendment No. 1 to the Agreement and Plan of Merger, dated June 8, 1998, among Insilco,
	   INR Holding Co. and Silkworm Acquisition Corporation (incorporated by reference Exhibit
	   10(r) to the Registration Statement on Form S-4 (File No. 333-51145) of Insilco).
    4.1    Warrant Agreement dated as of August 17, 1998 between Silkworm Acquisition Corporation
	   and National City Bank, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the
	   Registration Statement on Form S-1 (File No. 333-65039) of the Company).
    4.2    Assumption Agreement dated as of August 17, 1998 between Insilco Holding Co. and National
	   City Bank, as Warrant Agent (incorporated by reference to Exhibit 4.2 to the Registration
	   Statement on Form S-1 (File No. 333-65039) of the Company).
    4.3    Form of Class A Warrant (incorporated by reference to Exhibit 4.3 to the Registration
	   Statement on Form S-1 (File No. 333-65039) of the Company).
    4.4    Certificate of Designation with respect to Pay-in-kind 15% Senior Exchangeable Preferred
	   Stock due 2010 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form
	   S-1 (File No. 333-65039) of the Company).
    4.5    Investors' Agreement, dated as of August 17, 1998, among Insilco Holding Co. and the
	   investors named therein (incorporated by reference to Exhibit 4.5 to the Registration Statement
	   on Form S-1 (File No. 333-65039) of the Company).
    4.6    Indenture, dated as of August 17, 1998 between Silkworm Acquisition Corporation and the
	   Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1
	   (File No. 333-65039) of the Company).
    4.7    First Supplemental Indenture, dated as of August 17, 1998 between Insilco Holding Co. and the
	   Trustee (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-1
	   (File No. 333-65039) of the Company).
  4.8**    Registration Rights Agreement dated as of August 17, 1998 between Water Street Corporate
	   Recovery Fund I, L.P. and the Company.
  5.1**    Opinion of Davis Polk & Wardwell with respect to the Offered Securities being registered.
   10.1    Insilco Holding Co. Direct Investment Program (incorporated by reference to Exhibit 4(c) to
	   the Registration Statement on Form S-8 (File No. 333-61809)).
   10.2    Insilco Holding Co. Stock Option Plan (incorporated by reference to Exhibit 4(d) to the
	   Registration Statement on Form S-8 (File No. 333-61809)).
   10.3    Insilco Holding Co. and Insilco Corporation Equity Unit Plan (incorporated by reference to
	   Exhibit 4(c) to the Registration Statement on Form S-8 (File No. 333-61811)).
 13.1**    Annual Report on Form 10-K/A dated July 8, 1998.
 13.2**    Quarterly Report on Form 10-Q/A dated July 8, 1998.
 15.1*     Letter of KPMG Peat Marwick LLP regarding unaudited interim financial information.
 23.1**    Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).
 23.2*     Consent of KPMG Peat Marwick LLP.
 24.1**    Power of Attorney (Included in Part II of this Registration Statement under the caption
	   "Signatures").



------------
* Filed herewith

** Previously filed

ITEM 17. UNDERTAKINGS.

	       The undersigned Registrant hereby undertakes:

	       (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

	 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

	(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


				SIGNATURES


	       Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 9th day of November, 1998.


					  INSILCO HOLDING CO.



					  By: /s/ ROBERT L. SMIALEK
					      --------------------------
					      Robert L. Smialek
					      Chairman and Chief
					      Executive Officer




	       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


	   Signature                                     Title                              Date
	   ---------                                     -----                              ----
  /s/ Robert L. Smialek              Chairman and Chief Executive Officer
--------------------------           (Principal Executive Officer)                    November 9, 1998
    Robert L. Smialek


   /s/ David A. Kauer                Vice President and Chief Financial Officer
--------------------------           (Principal Financial Officer)                    November 9, 1998
     David A. Kauer


   /s/ Michael R. Elia               Vice President and Controller (Principal
--------------------------           Accounting Officer)                              November 9, 1998
     Michael R. Elia

	    *                        Director
--------------------------
    William F. Dawson                                                                 November 9, 1998


	    *                        Director
--------------------------
      Thompson Dean                                                                   November 9, 1998


	    *                        Director
--------------------------
      David Y. Howe                                                                   November 9, 1998


				     Director
--------------------------
    Randall E. Curran                                                                           , 1998



*By  /s/ Robert L. Smialek
     -----------------------------
     Robert L. Smialek
     Attorney-in-fact

			       EXHIBIT LIST

  Exhibit
  Number
  -------
      2.1      Agreement and Plan of Merger, dated as of March 24, 1998, among Insilco, INR Holding Co.,
	       and Silkworm Acquisition Corporation (incorporated by reference to Exhibit 10(n) to the
	       Registration Statement on Form S-4 (File No. 333-51145) of Insilco).
      2.2      Amendment No. 1 to the Agreement and Plan of Merger, dated June 8, 1998, among Insilco,
	       INR Holding Co. and Silkworm Acquisition Corporation (incorporated by reference Exhibit
	       10(r) to the Registration Statement on Form S-4 (File No. 333-51145) of Insilco).
      4.1      Warrant Agreement dated as of August 17, 1998 between Silkworm Acquisition Corporation
	       and National City Bank, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the
	       Registration Statement on Form S-1 (File No. 333-65039) of the Company).
      4.2      Assumption Agreement dated as of August 17, 1998 between Insilco Holding Co. and National
	       City Bank, as Warrant Agent (incorporated by reference to Exhibit 4.2 to the Registration
	       Statement on Form S-1 (File No. 333-65039) of the Company).
      4.3      Form of Class A Warrant (incorporated by reference to Exhibit 4.3 to the Registration
	       Statement on Form S-1 (File No. 333-65039) of the Company).
      4.4      Certificate of Designation with respect to Pay-in-kind 15% Senior Exchangeable Preferred
	       Stock due 2010 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form
	       S-1 (File No. 333-65039) of the Company).
      4.5      Investors' Agreement, dated as of August 17, 1998, among Insilco Holding Co. and the
	       investors named therein (incorporated by reference to Exhibit 4.5 to the Registration Statement
	       on Form S-1 (File No. 333-65039) of the Company).
      4.6      Indenture, dated as of August 17, 1998 between Silkworm Acquisition Corporation and the
	       Trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-1
	       (File No. 333-65039) of the Company).
      4.7      First Supplemental Indenture, dated as of August 17, 1998 between Insilco Holding Co. and the
	       Trustee (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-1
	       (File No. 333-65039) of the Company).
      4.8**    Registration Rights Agreement dated as of August 17, 1998 between Water Street Corporate
	       Recovery Fund I, L.P. and the Company.
      5.1**    Opinion of Davis Polk & Wardwell with respect to the Offered Securities being registered.
     10.1      Insilco Holding Co. Direct Investment Program (incorporated by reference to Exhibit 4(c) to
	       the Registration Statement on Form S-8 (File No. 333-61809)).
     10.2      Insilco Holding Co. Stock Option Plan (incorporated by reference to Exhibit 4(d) to the
	       Registration Statement on Form S-8 (File No. 333-61809)).
     10.3      Insilco Holding Co. and Insilco Corporation Equity Unit Plan (incorporated by reference to
	       Exhibit 4(c) to the Registration Statement on Form S-8 (File No. 333-61811)).
     13.1**    Annual Report on Form 10-K/A dated July 8, 1998.
     13.2**    Quarterly Report on Form 10-Q/A dated July 8, 1998.
     15.1*     Letter of KPMG Peat Marwick LLP regarding unaudited interim financial information.
     23.1**    Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).
     23.2*     Consent of KPMG Peat Marwick LLP.
     24.1**    Power of Attorney (Included in Part II of this Registration Statement under the caption
	       "Signatures").


------------
* Filed herewith

** Previously filed
